Exhibit 99.4

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT) Av. Escola Politécnica, 760, 2nd floor			2 - DISTRICT Jaguaré

3 - ZIP CODE 05350-901		4 - CITY São Paulo		5 - STATE SP

6 - DDD (Long distance) 55 11	7 - TELEPHONE 3718-5301	8 - TELEPHONE 3718-5306	9 - TELEPHONE 3718-5465	10 - TELEX —

11- DDD (Long distance) 55 11	12 - FAX 3718-5297	13 - FAX 3714-4436	14 - FAX —

15 - E-MAIL acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME Leopoldo Viriato Saboya

2 - FULL ADDRESS (Place, Number and Complement) Av. Escola Politécnica, 760, 2nd floor			3 - DISTRICT Jaguaré

4 - ZIP CODE 05350-901		5 - CITY SÃO PAULO		6 - STATE SP

7 - DDD (long distance) 5511	8 - TELEPHONE 3718-5301	9 - TELEPHONE 3718-5306	10 - TELEPHONE 3718-5465	11 - TELEX

12 - DDD (long distance) 5511	13 - FAX 3718-5297	14 - FAX 3714-4436	15 – FAX —

16 - E-MAIL acoes@perdigao.com.br

01.04  – REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER

1 - BEGIN	2 – END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END

01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008

9 - AUDITING COMPANY KPMG Auditores Independentes	10 - CVM CODE 00418-9
11 - TECHNICAL IN CHARGE José Luiz Ribeiro de Carvalho	12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 007.769.948-32

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 – CURRENT QUARTER 09/30/2008	2 – PREVIOUS QUARTER 06/30/2008	3 – SAME QUARTER PREVIOUS YEAR 09/30/2007
Paid-Up Capital
1 – COMMON	206,958,103	206,958,103	165,957,152
2 - PREFERRED	0	0	0
3 – TOTAL	206,958,103	206,958,103	165,957,152
In Treasury
4 - COMMON	430,485	430,485	430,485
5 - PREFERRED	0	0	0
6 – TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others

2 – SITUATION Operational

3 - NATURE OF SHARE CONTROL National Private

4 - CODE OF ACTIVITY 1220 – Food

5 - MAIN ACTIVITY Holding Operational

6 - CONSOLIDATED TYPE Total

7 – TYPE OF AUDITOR’S REPORT No exception

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 – DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	RCA	12/18/2007	Interest on Shareholder’s	02/29/2008	Common	0.3379568100
02	RCA	04/11/2008	Interest on Shareholder’s	08/29/2008	Common	0.3700000000

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.09 – PAID-UP CAPITAL AND CHANGES IN THE CURRENT PERIOD

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL STOCK (thousand Reais)	4 – AMOUNT (thousand Reais)	5 – SOURCE OF CHANGE	7 – QUANTITY OF ISSUED SHARES (Units)	8 – PRICE OF SHARE IN THE ISSUANCE (Reais)
01	01/14/2008	2,533,489	33,489	Public Underwriting	744,200	45.000000000
02	02/21/2008	3,445,043	911,554	Public Underwriting	20,256,751	45.000000000

01.10 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

10/28/2008

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS  (in thousand of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3- 09/30/2008	4- 06/30/2008
1	Total Assets	5,603,800	5,565,962
1.01	Current Assets	945,467	1,092,387
1.01.01	Cash, Banks and Investments	88,235	268,250
1.01.01.01	Cash and Cash Equivalents	24,971	99,420
1.01.01.02	Short-term investments	63,264	168,830
1.01.02	Credits	293,379	290,757
1.01.02.01	Trade accounts receivable	293,379	290,757
1.01.02.02	Other credits	0	0
1.01.03	Inventories	292,809	300,574
1.01.04	Others	271,044	232,806
1.01.04.01	Interest on Shareholders’ Equity	5	2,341
1.01.04.02	Recoverable Taxes	208,601	167,506
1.01.04.03	Deferred Taxes	45,960	45,960
1.01.04.04	Accounts Receivable	2,907	4,253
1.01.04.05	Others	13,074	12,514
1.01.04.06	Prepaid Expenses	497	232
1.02	Noncurrent Assets	4,658,333	4,473,575
1.02.01	Noncurrent assets	222,775	173,566
1.02.01.01	Credits	0	0
1.02.01.02	Credits with Associates	0	2,371
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	2,371
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	222,75	171,195
1.02.01.03.01	Recoverable taxes	155	155
1.02.01.03.02	Recoverable Taxes	91,666	89,966
1.02.01.03.03	Deferred Taxes	85,804	34,006
1.02.01.03.04	Accounts Receivable	17,212	18,979
1.02.01.03.05	Legal Deposits	9,491	9,491
1.02.01.03.06	Others	18,447	18,424
1.02.01.03.07	Prepaid Expenses	0	174
1.02.02	Permanent Assets	4,435,558	4,300,009
1.02.02.01	Investments	2,813,607	2,649,735
1.02.02.01.01	Equity in Affiliates	0	368,076
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	2,813,599	2,281,651
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other Investments	8	8
1.02.02.02	Fixed Assets	313,521	307,673
1.02.02.03	Intangible	1,306,226	1,340,297
1.02.02.04	Deferred	2,204	2,304

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousand of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3- 09/30/2008	4- 06/30/2008
2	Total Liabilities	5,603,800	5,565,962
2.01	Current Liabilities	709,854	697,005
2.01.01	Short term Debt	484,839	418,495
2.01.02	Debentures	0	0
2.01.03	Trade Accounts Payable	160,521	169,670
2.01.04	Taxes, Charges and Contribution	11,969	13,253
2.01.04.01	Social Contributions	3,533	3,533
2.01.04.02	Tax Obligations	8,436	9,720
2.01.05	Dividends Payable	32	32
2.01.06	Provisions	20,728	16,857
2.01.06.01	Provisions for vacations & 13th salary	20,728	16,857
2.01.07	Debts with Associates	3.710	0
2.01.08	Others	28,055	78,698
2.01.08.01	Payroll	0	8
2.01.08.02	Interest on Company Capital	23,295	71,033
2.01.08.03	Management/Employees’ Profit Sharing	0	0
2.01.08.04	Other Obligations	4,760	7,657
2.02	Long-term Liabilities	701,194	648,221
2.02.01	Long-term Liabilities	701,194	648,221
2.02.01.01	Long term Debt	535,877	488,729
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	109,889	107,808
2.02.01.03.01	Provision for contingencies	109,889	107,808
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	55,428	51,684
2.02.01.06.01	Tax and Social Obligations	4,904	5,066
2.02.01.06.02	Deferred Taxes	44,213	41,326
2.02.01.06.03	Others	6,311	5,292
2..03	Deferred income	0	0
2.05	Shareholders’ Equity	4,192,752	4,220,736
2.05.01	Paid-in Capital	3,445,043	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	729,921	729,921

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1 - CODE	2 - DESCRIPTION	3- 09/30/2008	4-06/30/2008
2.05,04.01	Legal	62,340	62,340
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other profit Reserves	667,581	667,581
2.05.04.07.01	Expansion Reserves	508,140	508,140
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Equity Assessment Adjustment	0	0
2.05.05.01	Securities Adjustment	0	0
2.05.05.02	Retained Adjustment of Conversion	0	0
2.05.05.03	Business Combination Adjustment	0	0
2.05.05	Accumulated Earnings/ Losses	17,778	45,772
2.05.06	Advance for future capital increase	0	0

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.01 -  STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	Gross Sales	707,228	1,208,365	0	0
3.01.01	Domestic Market	454,101	795,875	0	0
3.01.02	Export	253,127	412,490	0	0
3.02	Sales Deductions	(77,995)	(136,664)	0	0
3.03	Net Sales	629,233	1.071,701	0	0
3.04	Cost of Sales	(542,879)	(915,385)	0	0
3.05	Gross Profit	86,354	156,316	0	0
3.06	Operating Income/Expenses	(164,438)	(126,899)	106,859	252,199
3.06.01	Selling Expenses	(73,935)	(124,669)	0	0
3.06.02	General And Administrative Expenses	(14,016)	(19,954)	(1,276)	(4,428)
3.06.02.01	Administrative	(12,776)	(16,148)	(217)	(1,194)
3.06.02.02	Management Compensation	(1,240)	(3,806)	(1,059)	(3,234)
3.06.03	Financial	(131,085)	(87,836)	14,172	45,227
3.06.03.01	Financial Income	54,321	120,999	14,782	46,579
3.06.03.02	Financial Expenses	(185,406)	(208,835)	(610)	(1,352)
3.06.04	Other Operating Income	1,320	1,702	0	15
3.06.05	Other Operating Expenses	(32,429)	(55,182)	0	0
3.06.06	Equity Pick-up	85,707	159,040	93,963	211,385
3.07	Operating Income	(78,084)	29,417	106,859	252,199
3.08	Non-operating Expenses	(1,211)	70	0	0
3.08.01	Income	1,780	2,248	0	0
3.08.02	Expenses	(2,991)	(2,178)	0	0
3.09	Income Before Tax And Profit Sharing	(79,295)	29,487	106,859	252,199
3.10	Provision for Tax And Social Contribution	4,244	(14,500)	(9,622)	(16,321)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.11	Deferred Income Tax And Social Contribution	48,911	81,060	(4,075)	(6,883)
3.12	Statutory Participations / Contributions	(1,844)	(1,844)	0	0
3.12.01	Profit Sharing	(1,844)	(1,844)	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Shareholders’ Equity	0	0	0	0
3.15	Earnings / Losses in Period	(27,984)	94,203	93,162	228,995
	NUMBER OF SHARES, EX-TREASURY (Units)	206,527,618	206,527,618	165,526,667	165,526,667
	EARNINGS PER SHARE		0,45613	0.56282	1.38343
	LOSS PER SHARE	(0.13550)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.01 -  STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
4.01	Net Cash From Operating Activities	18,808	249,894	(21,361)	624
4.01.01	Cash Generated by Operations	(27,984)	94,203	93,162	228,995
4.01.02	Changes in Operating Assets and Liabilities	(12,558)	100,370	(13,069)	16,325
4.01.02.01	Trade Accounts Receivable	(327)	(44,664)	0	0
4.01.02.02	Inventories	28,791	43,471	0	0
4.01.02.03	Trade Accounts Payable	(9,149)	3,853	(440)	(2,805)
4.01.02.04	Contingencies	(4,367)	(5,423)	0	0
4.01.02.05	Payroll/Social Obligations/Others	(27,506)	103,133	(12,629)	19,130
4.01.03	Others	59,350	55,321	(101,454)	(244,696)
4.01.03.01	Minority Shareholders	0	0	0	0
4.01.03.02	Depreciation/Amortization/Depletion	16,359	27,532	0	0
4.01.03.03	Goodwill Amortization	34,071	56,623	0	0
4.01.03.04	Result on Permanent Asset Disposal	7,113	107,976	0	0
4.01.03.05	Deferred Income Tax	(48,911)	(69,756)	4,075	6,883
4.01.03.06	Provision/Reversal for contingencies	3,914	4,212	0	0
4.01.03.07	Other Provisions	(23,321)	(27,485)	0	0
4.01.03.08	Interest and Exchange Variations	155,807	111,711	(11,565)	(40,194)
4.01.03.09	Recognition of Summer Plan Effects	0	0	0	0
4.01.03.10	Equity pick-up	(85,682)	(155,492)	(93,964)	(211,385)
4.02	Net Cash From Investing Activities	372	(833,619)	59,689	123,956
4.02.01	Short-term investments	(161,778)	(356,537)	0	0
4.02.02	Redemption of Short-term investments	269,560	956,335	106,169	175,287
4.02.03	Investments on Permanent Assets	(17,385)	(27,280)	0	0
4.02.04	Matrix Acquisition/Formations	(11,835)	(19,967)	0	0

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.01 -  STATEMENT OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
4.02.05	Disposal of Permanent Assets	0	0	0	0
4.02.06	Acquisitions of Companies – Net Cash	0	(748,142)	0	0
4.02.07	Investments on Deferred	0	0	0	0
4.02.08	Others Net Investments	(446,266)	(646,031)	(119,900)	(119,900)
4.02.09	Advance for Future Capital Increase	368,076	0	18,250	0
4.02.10	Interest on Shareholders’ Equity Received	0	8,003	55,170	68,569
4.03	Net Cash From Financing Activities	(93,629)	(37,848)	(37,500)	(72,676)
4.03.01	Debt Issuance	80,188	288,019	0	0
4.03.02	Payment of Debt	(122,185)	(168,609)	0	0
4.03.03	Capital Increase	0	33,489	0	0
4.03.04	Dividends and Interest on Shareholders´ Equity Paid	(51,632)	(190,747)	(37,500)	(72,676)
4.03.05	Minority Shareholders’	0	0	0	0
4.04	Exchange Variation on Cash and Equivalents	0	0	0	0
4.05	Increase(Decrease) of Cash and Equivalents	(74,449)	(621,573)	828	51,904
4.05.01	Beginning Balance of Cash and Equivalents	99,420	646,544	51,143	67
4.05.02	End Balance of Cash and Equivalents	24,971	24,971	51,971	51,971

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

05.01 -  STATEMENT CHANGES IN SHAREHOLDERS’ EQUITY – From 07/01/2008 to 09/30/2008 (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 -REVALUATION RESERVE	6 – PROFIT RESERVES	7- ACCUMUALTED EARNINGS/LOSSES	8 – EQUITY ASSESSMENT ADJUSTMENT	9 – TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	3,445,043	0	0	729,921	45,772	0	4,220,736
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	3,445,043	0	0	729,921	45,772	0	4,220,736
5.04	Profit / Loss of the Period	0	0	0	0	(27,984)	0	(27,984)
5.05	Destination	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders Equity	0	0	0	0	0	0	0
5.05.03	Other Destinations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Assessment Adjustment	0	0	0	0	0	0	0
5.07.01	Securities Adjustment	0	0	0	0	0	0	0
5.07.02	Accumulated Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combinations Adjustments	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	0	0	0	0	0	0	0
5.09	Capital Reserve Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	3,445,043	0	0	729,921	17,788	0	4,192,752

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

05.01 -  STATEMENT CHANGES IN SHAREHOLDERS’ EQUITY – From 01/01/2008 to 09/30/2008 (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL	4 – CAPITAL RESERVES	5 -REVALUATION RESERVE	6 – PROFIT RESERVES	7- ACCUMUALTED EARNINGS/LOSSES	8 – EQUITY ASSESSMENT ADJUSTMENT	9 – TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	2,500,000	0	0	729,921	0	0	3,229,921
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	2,500,000	0	0	729,921	0	0	3,229,921
5.04	Profit / Loss of the Period	0	0	0	0	94,203	0	94,203
5.05	Destination	0	0	0	0	(76,415)	0	(76,415)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders Equity	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Other Destinations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Assessment Adjustment	0	0	0	0	0	0	0
5.07.01	Securities Adjustment	0	0	0	0	0	0	0
5.07.02	Accumulated Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combinations Adjustments	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	945,043	0	0	0	0	0	945,043
5.09	Capital Reserve Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

5.13	End Balance	3,445,043	0	0	729,921	17,788	0	4,192,752

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1.         REMAKING OF QUARTERLY INFORMATIONS OF 09.30.08

As a consequence of the Notice CVM/SEP/GEA -2/N° 020/2009 of January 16, 2009, which required the restatement of the Quarterly Information, the Company is resubmitting  its 3º ITR/08 with amendments that regards to the following points:

• Balance Sheet and Statement of Income: changes in the accounting procedure used in 2º and 3º ITR related to the full goodwill amortization of the of the merged companies, considering the return of its value for the assets. The goodwill amortization is now registered by the deadline, the extension and proportion of the projected results;

• Notes: restatement of notes 1  “The company and its principal operations”, 3 “Summary of Principal Accounting Practice,” 9 “Income Tax and Social Contribution”, 10 “Investments”, 12 “Deferred” (presented as Note 13 in this required restatement), 15 “Shareholders’ Equity” (presented as note 16 in this required restatement), 22 “Other Operating Expenses” (presented as note 23 in this required restatement), 24 “Statements of Cash Flows” (presented one of the financial statements in this required restatement) and 25 “Statements of Value Added” and disclosure of a new note for “Intangible” (presented as note 12 in this required  restatement).

The effects produced by the restatement, for comparison purposes, in the balance sheet and statement of income, are presented below:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(i)                                    Balance Sheet:

The effects presented in the Parent Company’s balance sheet refers to (i) reversal of full amortization established in the acquisition of Eleva Alimentos S.A. (“Eleva”) (see note 1.1 c) with the respective booking of amortization on the time, duration and proportion of projected results (see note 2 h), under the heading of Intangible; (ii) effect of the reversal of fully amortization established  in the direct or indirect subsidiaries and respective booking of amortization on the deadline, extension and proportion of themselves was booked under the heading of Investments; and (iii) tributary effects of adjustment mentioned under the heading of Deferred Income Tax.

PARENTY COMPANY

	Disclosure balance 09.30.08		Adjusted amount 09.30.08	Adjusted balance 09.30.08
Current Assets	945,467		—	945,467

Noncurrent Assets	663,245		(440,470)	222,775
Deferred Income Tax	526,274		(440,470)	85,804
Others	136,971		—	136,971

Investment	2,748,670	(*)	64,937	2,813,607
Plant, Property and Equipment	313,521		—	313,521
Intangible	—		1,306,226	1,306,226
Deferred	2,204		—	2,204

Total Assets	4,673,106		930,694	5,503,800

Current Liabilities	709,854		—	709,854

Noncurrent Liabilities	701,194		—	701,194

Shareholder’s Equity	3,262,058		930,694	4,192,752

Total Liabilities	4,673,106		930,694	5,603,800

(*) The amount presented includes rounding of decimal places and has no significant influence to the understanding of the adjusted amount

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The effects presented in the Consolidated’s balance sheet refers to (i) reversal of full amortization established in the acquisition of Eleva Alimentos S.A. (“Eleva”) (see note 1.1 c), ) Batávia S.A. — Indústria de Alimentos (“Batávia”) (see note 1.1 e), Paraíso Agroindustrial S.A., AVA Comércio e Representações Ltda. (“AVA”) and Incubatório Paraíso Ltda. (see note 1.1 f) with the respective booking of amortization on the deadline, extension and proportion of projected results (see note 2 h), under the heading of Intangible and (ii) tributary effects of adjustment mentioned under the heading of Deferred Income Tax.

Consolidated

	Disclosure balance 09.30.08		Adjusted amount 09.30.08	Adjusted balance 09.30.08
Current Assets	4,865,535		—	4,865,535

Noncurrent Assets	960,532	(*)	(487,897)	472,635
Deferred Income Tax	626,129	(*)	(487,897)	138,232
Others	334,403		—	334,403

Investment	2,376		—	2,376
Plant, Property and Equipment	2,875,883		—	2,875,883
Intangible	171,731	(*)	1,418,591	1,590,321
Deferred	157,768		—	157,768

Total Assets	9,033,825		930,694	9,964,519

Current Liabilities	2,648,944		—	2,648,944

Noncurrent Liabilities	3,145,942		—	3,145,870

Deferred Income	72		—	72
Minority	512		—	512
Shareholder’s Equity	3,238,427		930,694	4,169,121

Total Liabilities	9,033,825		930,694	9,964,519

(*) The amount presented includes rounding of decimal places and has no significant influence to the understanding of the adjusted amount

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(ii)                                Statement of income

PARENTY COMPANY

	Disclosure balance on quarterly 09.30.08	Adjusted amount 09.30.08	Balance adjusted on quarterly 09.30.08	Accumulated disclosure balance 09.30.08		Adjusted amount 09.30.08	Accumulated adjusted balance 09.30.08
Gross Sales	707,228	—	707,228	1,208,365		—	1,208,365
Sales Deduction	(77,995)	—	(77,995)	(136,664)		—	(136,664)
Net Sales	629,233	—	629,233	1,071,701		—	1,071,701
Cost of Sales	(542,879)	—	(542,879)	(915,385)		—	(915,385)
Gross Profit	86,354	—	86,354	156,316		—	156,316
Operating Income (Expenses)	(219,036)	—	(219,036)	(232,459)		—	(232,459)
Other Operating Income (Expenses)	2,962	(34,071)	(31,109)	(1,359,706)		1,306,226	(55,182)
Equity pick-up	90,120	(4,413)	85,707	94,103		64,937	153,480
Operating Results	(39,600)	(38,484)	(78,084)	(1,341,746)		1,371,163	29,417
Non-Operating Results	(1,211)	—	(1,211)	70		—	70
Income Before Tax and Profit Sharing	(40,811)	(38,484)	(79,295)	(1,341,676)		1,371,164	29,487
Provision for Income Tax and Social Contribution	4,244	—	4,244	(14,501	)(*)	—	(14,500)
Deferred Income Tax	37,420	11,491	48,911	521,530	(*)	(440,470)	81,060
Profit Sharing	(1,844)	—	(1,844)	(1,844)		—	(1,844)
Earning/Losses in Period	(991)	(26,993)	(27,984)	(836,491)		930,694	94,203

CONSOLIDATED

	Disclosure balance on quarterly 09.30.08	Adjusted amount 09.30.08	Balance adjusted on quarterly 09.30.08	Accumulated disclosure balance 09.30.08		Adjusted amount 09.30.08	Accumulated adjusted balance 09.30.08
Gross Sales	3,487,462	—	3,487,462	9,585,187		—	9,585,187
Sales Deduction	(447,345)	—	(447,345)	(1,250,563)		—	(1,250,563)
Net Sales	3,040,117	—	3,040,117	8,334,624		—	8,334,624
Cost of Sales	(2,353,934)	—	(2,353,934)	(6,487,429)		—	(6,487,429)
Gross Profit	686,183	—	686,183	1,847,195		—	1,847,195
Operating Income (Expenses)	(758,817)	—	(758,817)	(1,696,651)		—	(1,696,651)
Other Operating Income (Expenses)	(8,033)	(41,890)	(49,923)	(1,522,111)		1,418,591	(103,520)
Equity pick-up	—	—	—	—		—	—
Operating Results	(80,667)	(41,890)	(122,557)	(1,371,567)		1,418,591	47,024
Non-Operating Results	(5,866)	—	(5,866)	(19,215)		—	(19,215)
Income Before Tax and Profit Sharing	(86,533)	(41,890)	(128,423)	(1,390,782)		1,418,591	27,809
Provision for Income Tax and Social Contribution	6,222	—	6,222	(43,322)		—	(43,322)
Deferred Income Tax	64,316	14,897	79,213	595,159	(*)	(487,897)	107,262
Profit Sharing	(9,307)	—	(9,307)	(16,922	)(*)	—	(16,922)
Minority	(75)	—	(75)	(313)		—	(313)
Earning/Losses in Period	(25,377)	(26,993)	(52,370)	(856,180)		930,694	74,514

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1.1 THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the southern State of Santa Catarina, Perdigão S.A. and its subsidiaries (collectively “the Company”) is one of Brazil’s largest Companies in the food sector. With a focus in raising, producing and slaughtering of poultry, pork and beef; processing and/or sale of meats, milk, dairy products, frozen pasta, frozen vegetables and soybean products, the Company produces approximately 3,000 items (SKU’s), including:

•                  Frozen whole chickens and chicken, turkeys, pork and beef cuts;

•                  Ham products, sausages, bologna, frankfurters, salami and other smoked products;

•                  Hamburgers, steaks, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and pastries;

•                  Milk and dairy products;

•                  Juices, yogurts, soy milk and soy juices;

•                  Margarine; and

•                  Soy meal and refined soy flour, as well as animal feed.

The Company operates 22 meat processing plants, 13 milk and dairy processing plants, 1 margarine processing plant and 1 soybean processing plant distributed in the following states within Brazil: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, São Paulo, Mato Grosso, Mato Grosso do Sul and Bahia.  The subsidiary Plusfood Groep B.V. operates 3 meat processing plants, distributed in the United Kingdom, Holland and Romania.  In addition, , the company has sales offices in the United Kingdom, Italy, Spain, Hungary, France, Japan, The Netherlands, Russia, Singapore and United Arab Emirates and one cheese processing plant in Argentine.

The domestic distribution network uses 27 distribution centers in 13 Brazilian states and the Federal District and one distribution center in Europe, selling products to 80,000 supermarkets, retail and wholesale markets, food service and others, exporting to more than 110 countries.

Among others, the Company sells its products under the brands Perdigão, Chester, Apreciatta, Borella, Batavo, Halal, Sulina, Toque de Sabor, Ligth & Elegant Escolha Saudável, Confidence, Fazenda, Confiança, Unef, BFF and Nabrasa and the expression Turma da Mônica (licensed). In addition, the Company’s portfolio includes the brands Doriana, Claybon, Delicata, Friki (licensed), Fribo, Elegê,

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Santa Rosa, El Vaquero, Dobon, Yobon, Kids, Balance, Yogê, Avipal, Al Badiya, Razili, L’Ami, among others.

The Company’s shares are traded at Bolsa de Valores de São Paulo (Bovespa) and the Company has joined Bovespa’s special corporate governance level “new market” (novo Mercado).  The Company’s shares are also traded on the New York Stock Exchange (NYSE)  through American Depositary Receipts (ADR’s), Level III.

a)                  Subsidiaries and Participation as of September 30, 2008:

(1) Holding and centralizing of investments abroad

(2) Companies with no operating activities

(3) Company constituted with the purpose of operate in the European market.

Note:  the Companies with no indication of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of Perdigão S.A.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

b)                  Cotochés acquisition:

On April 2, 2008, the Company, through its subsidiary, Perdigão Agroindustrial S.A, acquired 100% of the representative quotes of capital stock of the company Maroca e Russo Indústria e Comércio Ltda. (Cotochés), a company in the dairy-processed products segment, located in Minas Gerais, for R$51,000. Net assets acquired were R$11,799, and thus a preliminary goodwill of R$39,201, was determined.

c)                       Eleva acquisition:

On February 21, 2008, the Company concluded the acquisition of Eleva which had started on January 2, 2008, for R$ 1,676,160. This amount was composed of R$764,606 paid in cash to the controlling shareholder and minority shareholders of Eleva and R$911,554 paid through the exchange of shares of Eleva for shares of Perdigão whit the remaining shareholders.

The net assets acquired were accounted for in the Company’s records based on their net book value and a goodwill of R$1,362,848 was generated, as follows:

Total acquisition -R$
Amount paid in cash	764,606
Exchange of shares	911,554
Additional costs of acquisition (*)	3,015
Acquisition costs	1,679,175

Assets and liabilities, net (net assets)	489,357
Adjustment to conform accounting practices (**)	(153,553)
Adjustments to the beginning balance of net assets(***)	(19,477)
Assets and liabilities acquired, net (net assets acquired)	316,327
Interest acquired	100.00%
Net Assets acquired	316,327
Goodwill	1,362,848

(*) Refer, to costs with attorneys, external auditors, consultants and legal publication.

(**) The revaluation reserve recorded by  the subsidiary Eleva was reversed on 01.02.08, in order to conform Eleva’s accounting practices with those of Perdigão

(***) Adjustments recorded to the beginning balance of the Eleva Alimentos net assets .

On April 30, 2008, the whole subsidiary Eleva was merged into Perdigão S.A. (see note 1 g i).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

d)                                      Plusfood acquisition:

On January 2, 2008, the Company, through its subsidiary Perdigão Holland BV, acquired 100% of the shares of Plusfood Groep BV (“Plusfood”) from Cebeco Groep BV (“Cebeco”). On June 20, 2008 the Company finalized the determination of goodwill  as the final audited balance sheet of Plusfood became available. The final price paid was EUR16.487 (price of EUR31.200 less the net debt Plusfood as of 12.31.07). The net assets acquired were EUR8.935, and the final goodwill calculated was EUR7.552 (equivalent to R$20,338 as of June 30, 2008).

e)                                      Batávia acquisition:

On November 28, 2007, the Company acquired for  R$ 155,081 in cash (including additional costs of acquisition of R$81) the remaining 49% stake in Batávia’s capital shares from Cooperative owners, generating goodwill of R$112,889. At that dates Batávia became a wholly owned subsidiary of the Company.

Previously, on May 26, 2006, the Company had acquired 51% of the representative shares of the capital stock of Batávia and machinery and equipment, for the amount of R$113,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252), generating goodwill of R$75,490. This acquisition occurred through the whole subsidiary PDA Distribuidora de Alimentos Ltda. (PDA), that on November 30, 2006 was fully merged into Batávia.

f)                                        Other acquisitions:

On July 31, 2007, the Company acquired, for R$28,710 (including additional acquisition costs), 100% of the shares of Paraíso Agroindustrial S.A., located in Jataí, State of Goiás, with net assets of R$6,376, generating goodwill of R$22,334.

On August 1, 2007, the Company acquired, for R$74,828, the margarine business of Unilever, including 100% of the quotas of AVA. The net assets acquired amounted to R$9,004, generating goodwill of R$65,824.

On August 1, 2007 both Companies were merged into Perdigão Agroindustrial S.A.

The Company also acquired the companies Sino dos Alpes Alimentos Ltda, Incubatório Paraíso Ltda., Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda. (“Perdigão Agroindustrial Mato Grosso”), from June 2005 to March 2007. These acquisitions generated goodwill of R$20,721. Incubatório Paraíso Ltda. was fully merged into  in 2006.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

g)            Corporate Restructuring

The Company is going through a moment of significant changes in light of its sustainable growth plan, started in 2006. And which is  based on several acquisitions of companies and entry into new business.(see note 1b and 1f).

As result of these acquisitions, the Company has grow and diversified its business, increasing its share in the market of chicken and pork meats and entering into the milk, margarine and beef market.

As part of this growth process, acquisitions of Eleva, whose operations are similar to those of the Company and represent around 30% of the consolidated business, triggered the necessity of relevant and comprehensive corporate restructuring of the conglomerate, in its corporate and business aspects. This restructuring aims at maintenance of business sustainability of the Company and its subsidiaries through the simplification of its corporate structure, reduction of operational, tributary and financial costs and rationalization of their operational activities.

i)                 Eleva merger

On April 30, 2008, the Ordinary and Extraordinary Meeting the Justification Protocol of merger of Eleva into the Company, which had been approved disclosed through a material fact on April 11, 2008.

Thus, on April 30, 2008 the net assets of the wholly-owned subsidiary Eleva at their book value, was merged into the Company, as follows:

04.30.08
Current Assets	779,611
Non-current Assets	286,188
Permanent Assets	404,504
Current Liabilities	(591,020)
Non-current Liabilities	(547,077)
Net Assets	332.206

Following the corporate restructuring, on May 01, 2008, the Company merged into the wholly-owned subsidiary Perdigão Agroindustrial S.A. the equity interest in the companies Avipal S.A. Construtora and Incorporadora, Avipal S.A. Alimentos, Avipal Nordeste S.A., Avipal Centro-Oeste S.A. and Estabelecimento Levino Zaccardi y Cia. S.A. (all old wholly-owned subsidiary of Eleva). Thus, the former wholly-owned subsidiaries of Eleva became wholly-owned subsidiaries of Perdigão Agroindustrial S.A.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

h)            CCL operation — Cooperativa Central de Laticínios do Estado de São Paulo

(i) In September 2007, the Company through its subsidiary Avipal Nordeste S.A. (“Avipal NE”), entered into a supply contract with CCL, whereby CCL agrees to sell and Avipal NE agrees to buy 100% of the UHT milk produced, processed and/or sold by CCL (with minimum volume of 6 million liters), and also entered into an industrialization contract of pasteurized milk, butters and creams with minimum volume of 7 million liters, 175 tons and 100 tons respectively, per month.

(ii) In September 2007, the Company through its subsidiary Avipal NE, entered into a raw milk supply contract with CCL, whereby CCL irrevocably agrees to supply raw milk to Avipal NE and not to sell or otherwise supply raw milk to any other third party without the express consent of Avipal. In return for the exclusivity and non-competition in the supply, up to the limit of 200,000 liters/day. This contract will only become effective when the supply contract mentioned above, is terminated. Therefore, this contract is not producing any effect currently.

i)             CCPL operation — Cooperativa Central de Produtores de Leite

On September 24, 2008, subsidiary Batávia terminated the industrialization contract signed with CCPL (UHT milks, butters, and curd with minimum volume of 9 million liters, 70 tons and 100 tons respectively).

2.         PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements, which are presented in thousands of Brazilian Reais, were prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law 6.404/76, as amended), on the rules and regulations issued by the Brazilian Securities Commission (CVM) and on the accounting standards issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of cash flows were prepared in accordance with the Pronouncement CPC nº03, issued by the Accounting Pronouncements Committee and approved by the Deliberation nº547/08, approved by Brazilian Securities Commission (CVM).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The statements of value added were prepared in accordance with the Brazilian Accounting Standards (NBCT) 3.7, approved by Resolution 1010/2005 issued by the Federal Accounting Council (CFC).  This statement presents the added value generated by the Company and its distribution to employees, the government, third-party capital and shareholders’ remuneration.

3.         SUMMARY OF MAIN ACCOUNTING PRACTICES

 i) General accounting practices

a)              Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits/losses due to transactions among Companies and including the eliminations of their charges and taxes. The minority interest of a subsidiary is presented separately in the balance sheet.

b)             Cash and Cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days from date of purchase (Note 4).

c)              Short-term investments: includes public and private fixed income securities that are stated at cost, plus income earned which does not exceed their market value (Note 5). The market value is discussed in Note 17 ‘f’.

d)             Trade Accounts Receivable: stated net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on a risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not ask for collateral from its customers. In the event of default, efforts at collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (Note 6).

e)              Inventories: stated at average acquisition or formation costs, not exceeding

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

market or realizable value. Provisions for obsolescence, for market value adjustments, for deterioration and slow moving, are made when applicable. (Note 7)

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

g)             Investments: investments in foreign or domestic Companies are accounted for under the equity method.  Goodwill is also recorded within investments. Other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Intangible: the intangible assets do not have physical substance, are separable and arise from contractual or other legal rights. The Company recorded in this group the goodwill based on the expectation of future earnings. The goodwill calculated on the expectation of future earnings was amortized over the extension and proportion of the projected results until 10 (ten).

i)                 Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to December 31, 1995, and further adjusted by revaluation (last occurred in 1989, 1990 and 1995), based on reports issued by independent appraisers, less accumulated depreciation. In accordance with CVM Deliberation 193/1996 and CVM Release 01/2007, the Company has been capitalizing interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on weighted average rates and depletion based on utilization, and charged to the results (Note 11).

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Breeding stock is recorded as fixed assets and during the formation period of approximately six months, the costs of labor, feed and medication are allocated thereto. After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

j)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Deferred charges are amortized over the estimated period during which these projects contribute to the Company’s results (Note 13).

k)              Provisions for contingencies: a provision is recognized when, based on the opinion of legal counsel and management, it is determined that losses on a judicial or administrative lawsuit are probable, can be reasonably estimated and it is probable that an outflow of cash will be required to settle the obligation (Note 15 ‘a’).

l)                 Financial Instruments used with protection purposes: measured using the accrual method of accounting.  Unrealized gains/losses are classified as loans (current or non-current) at each balance sheet date (Notes 13). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of these derivatives is disclosed in Note 17 ‘e’.

m)           Determination of income: income and expenses are recognized based on the accrual method of accounting.

n)             Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectibility is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

o)             Profit Sharing of Management and Employees: employees are entitled to profit sharing when certain goals established annually are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (Note 21).

p)             Shipping and handling costs: costs incurred related to goods not yet sold are

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the results. The shipping and handling costs amounted to R$832,380 (R$573,323 for the September 30, 2007).

q)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$87,364 (R$60,453 for the September 30, 2007).

r)                Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$12,312 (R$8,122 for the September 30,  2007).

s)              Earnings / Losses per share: calculated based on shares outstanding at the balance sheet date.

t)                Interest on shareholders’ equity: interest on shareholders’ equity received and or paid/accrued are recorded as financial income and expense, respectively. For presentation of the financial statements, considering that interest on shareholders’ equity are in essence dividends, it was reclassified to investments and retained earnings respectively in order not to have an impact on income, except for the tax benefits recognized in the income tax and social contribution. The interest on shareholders’ equity paid/accrued is calculated in accordance with the limits established in Law No. 9249/98 which are based on the application of the long term interest rate — TJLP — on the shareholders’ equity and is paid in replacement of or in addition to the proposed distribution of dividends determined based on the Company’s bylaws.

u)             Environmental costs: costs related to compliance with environmental regulations are considered as costs of production and capitalized when incurred.  Based on management’s analysis, provision for environmental costs recorded as of December 31, 2007 is sufficient to cover these costs.

v)             Subsidies and tax incentives: the Company has ICMS (VAT) subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco and Mato Grosso state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly as capital reserves in the companies that receive the benefits.  For consolidation purposes, such

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BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

incentives are classified as other operating income.

w)           Translation of Foreign Currency: assets and liabilities of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all income statement accounts are translated based on the average monthly rates. The gains or losses resulting from this translation are accounted for in financial income (Note 18).

The Real exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

	09.30.08	09.30.07	06.30.08
Final rates
US$ Dollar	1.9143	1.8389	1.5919
Euro (€)	2.6931	2.6237	2.5063
Pound (£)	3.4022	3.7628	3.1706

Average rates
US$ Dollar	1.7996	1.8996	1.6189
Euro (€)	2.5856	2.6451	2.5204
Pound (£)	3.2409	3.8372	3.1851

x)               Use of Estimates: when preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the years presented. Although these estimates were based on management’s assessment using the best available information, actual results could differ from those estimates.  The Company reviews the assumptions used in the accounting estimates at least annually.

y)             Implementation of accounting pronouncement issued by CVM: On October 17, 2008, CVM issued Deliberation nº550/2008, which provides guidance about disclosure of derivative finance instruments in the notes to the quarterly information — ITR. Required information applicable to the Company are disclosed in note 17.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

z)               New law: On December 28, 2007, Law No. 11,638 was published and came into effect on January 1, 2008.  The objective of the new law is to promote the convergence of accounting practices adopted in Brazil to International Financial Reporting Standards — IFRS and to allow the regulations issued by the CVM to be in accordance with the IFRS.

Although this Law is already in force, the main amendments introduced by it, depend on normalization by the Brazilian regulatory agencies. On May 02, 2008 Instruction CVM nº 469 was issued, determining  the adoption of certain items of the new Law 11.638/07 on the financial statements of the year  ending on December 31, 2008, as well, requiring disclosure in the notes to financial statements of the estimates of eventual effects arising out of the implementation of the changes of this new instruction in the shareholders’ equity and in the net income.

In the Company’s evaluation, among the amendments introduced by such instruction that could impact the disclosure of consolidated quarterly information of the Company are the present value of assets and liabilities arising from non-current operations, as well as significant current operations. The impacts of these adjustments are indicated as follows:

•              The present value of the assets and liabilities mentioned, when applicable,  were determined considering the dates of realization (assets) and settlement (liabilities), as well the use of weighted average cost of capital (WACC) that reflect the best estimate of the Company considering also specifics risks for the assets and liabilities. The Company believes that a significant portion of its non-current assets and liabilities non-current had already been substantially presented  at their present value according to their market rates and thus the present value adjustment did not have a significant impact on the financial position on December 31, 2007 and in the periods on Mach 31, 2008, June 30, 2008 and September 30, 2008. Following the guidance of article 7 of CVM´s that provide for the Instruction nº 469/08 non-application of this item when the effects were considered not relevant, the Company decided only for disclosure, according to the following table of the present value that would reduce the shareholder’s equity of the Company due to adjustments in the following accounts:

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BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	12.31.07 Consolidated (released)	Adjustment	12.31.07 Consolidated (After implementation of IN CVM nº. 469)
Current Assets	919,668	(15,793)	903,875
Non-current Assets	53,811	(3,835)	49,976
Current Liabilities	633,325	(6,661)	626,664
Non-current Liabilities	7,454	(707)	6,747
Shareholder´s Equity	3,225,979	(12,259)	3,213,720

The effects on the results for the quarter ended on March 31, 2008 and June 30, 2008, which also would impact shareholder’s equity, would be a  net of income taxes expense of R$614 and R$1,534, respectively and on September 30, 2008 would be a net of income taxes expense of R$740.

Other amendments introduced by the Instruction CVM nº 469 have already been implemented or are not applicable to the Company. Also in relation to Law nº 11.638 and other laws, the Company highlights the following items that, even though without normatization by the Brazilian regulatory agencies or regulations which will be in force until the end of the year, will impact the financial statements for the year end on December 31, 2008.

•    Permanent assets will include the intangible assets, including goodwill; and deferred changes will be restricted to the pre operational expenses and restructuring costs;

•    The fully amortization of goodwill of companies acquired and already merged.

•    Cost of funds raised with  third parties, including transaction costs and bonus in the issuance of securities, cost with issuance of debt instruments and loans, currently classified as prepaid expenses and amortized over the term of respective instruments, will be classified as reduction of the amounts of loans, financing and debentures.

•    In shareholders’ equity, the group “equity evaluation adjustments” was created, to record the increases and decreases due to market value evaluations, principally of some financial instruments and exchange rate variation of investments in subsidiaries abroad, for which the functional currency is different from the parent company;

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•    “Available-for-sale” or “Held-for-Trading” financial instruments will now be evaluated at market value. All other financial instruments will be evaluated by the lower of their cost or market value;

•    The recovery amount of property, plant and equipment, intangible assets and deferred charges assets and rights shall be periodically evaluated;

•    In Transformation, Incorporation, Merger or Spin-off operations between independent parties in which there is an effective transfer of control, the valuation of assets and liabilities must be at market value; and

•    The tax incentives will not be recorded as capital reserves, but rather as part of the income/losses for the period.  The parcel of income related to these tax incentives can be allocated to the tax incentives reserve, as part of the income reserve, permitting  the exclusion of the amount of the mandatory dividends base.

4.            CASH AND EQUIVALENTS

	Parent Company		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Local currency:
Cash and banks	6,558	34,664	28,126	85,119
Highly liquid investments	—	49,257	45,161	124,183
	6,558	83,921	73,287	209,302
Foreign currency: (*)
Cash and banks	18,413	15,499	78,387	70,291
Highly liquid investments	—	—	379,107	274,025
	18.413	15.499	457,494	344,316
	24,971	99,420	530,781	553,618

(*) Principally U.S. dollars

The investments in local currency refer basically to Bank Deposit Certificate (“CDB”) and Investment Funds, and are remunerated at the Certificates of Interbank Deposits (“CDI”) fluctuation rate.

The investments in foreign currency refer basically to Overnight and Time Deposit, bear interest at prefixed rate and Interbank Deposit Certificate (“CDI”).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

5.         SHORT AND LONG TERM INVESTMENTS

		WATM	Parent Company		Consolidated
	Due date	(*)	09.30.08	06.30.08	09.30.08	06.30.08
Bank Deposit Certificates – CDB	From January 2009 to Setembro de 2011	2.0	63,264	168,830	434,790	301,692
Capitalization equity	From March to November 2009	0.8	155	155	263	263
Brazilian Treasury Notes	From June to October 2009	1.1	—	—	68,580	56,855
			63,419	168,985	503,633	358,810

Current			63,264	168,830	473,675	333,500
Non-current			155	155	29,958	25,310

(*) Weighted average term maturity (years).

Bank Deposit Certificate (“CDB”) are denominated in Reais and bear interest at a rate between 98% and 104% of the Interbank Deposit Certificate (“CDI”) fluctuation.

Brazilian Treasury Securities are denominated in U.S. dollars. They bear interest at a weighted average prefixed and post fixed interest.

6.         TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Current
Domestic trade accounts receivable	155,708	193,524	598,513	655,198
Foreign trade accounts receivable	139,151	101,008	797,615	623,284
(-) Allowance for doubtful accounts	(1,480)	(3,775)	(10,871)	(13,189)
	293,379	290.757	1.385.257	1,265,293
Non-current
Domestic trade accounts receivable	—	—	29,475	29,012
Foreign trade accounts receivable	—	—	2.336	1,943
(-) Allowance for doubtful accounts	—	—	(19,516)	(19,101)
	—	—	12,295	11.854

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	09.30.08	06.30.08
Balance at beginning of period	32,290	30,893
Provision	4,509	3,000
Increase (Companies acquired)	—	850
Write-offs	(6,412)	(2,453)
Balance at end of period	30,387	32,290

The aging list of the accounts receivable is as follows:

	Consolidated
	09.30.08	06.30.08
Amounts receivable:	1,154,608	1,127,397
Overdue:
Between 01 and 60 days	221,418	126,192
Between 61 and 120 days	13,229	8,225
Between 121 and 180 days	1,792	6,731
Between 181 and 360 days	4,444	5,731
Over 360 days	32,448	35,161
(-) Allowance for doubtful accounts	(30,387)	(32,290)
	1,397,552	1,277,147

7.         INVENTORIES

	Parent Company		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Finished goods	157,462	154,556	762,556	704,617
Work-in-process	10,621	14,877	54,411	58,360
Raw materials	19,920	27,717	161,777	112,977
Livestock (poultry, turkey and hogs) for slaughter	77,379	79,347	440,114	434,869
Secondary material and packing	23,389	22,865	187,141	183,624
Advances to suppliers and imports in transit	4,038	1,212	19,914	19,440
	292,809	300,574	1,625,913	1,513,887

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

8.         RECOVERABLE TAXES

	Parent Company		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
State ICMS (VAT)	60,091	59,785	216,436	200,790
Income tax	41,711	37,784	80,280	56,370
PIS/COFINS (Federal Taxes to Fund Social Programs)	218,533	179,874	322,548	279,647
Import Duty	—	—	17,288	17,448
IPI (Federal VAT)	2,246	2,197	9,274	9,963
Provision for tax	(23,476)	(22,484)	(23,615)	(22,484)
Others	1,162	316	3,281	2,254
	300,267	257,472	625,492	543,988

Current	208,601	167,506	479,844	402,425
Non-current	91,666	89,966	145,648	141,563

ICMS - Tax on the Circulation of Goods and Services (State VAT):

Credits are generated by exports reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties.

On February 2007, the Company, ensured in the STJ (“Supremo Tribunal Regional”) the maintenance of ICMS recoverable in the state of Rio de Janeiro, due to the difference in rates of R$30.576 already recorded and also the right to the monetary adjustments on such credits, with estimated as of December 31, 2007 to be approximately R$33,000, not recorded in the financial statements. Management will only recognize the monetary adjustments upon realization.

The Company has R$ 21,230 of ICMS credit in the state of Mato Grosso do Sul. The Company believes that receiving the credit is doubtful, and therefore  recorded a provision within non-current assets.

PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable arise out basically from raw materials acquisitions used in exported products, products sold at a 0% tax rate (such as UHT milk and pasteurized milk and sales in Franca area,

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ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

in Manaus). The realization of these credits can be made by compensation of taxable sales in domestic market, with other federal taxes or imbursement.

The Company has a R$171,498 credit has arising out from Eleva´s operations for which a judicial measure was filled in order to accelerate the process for analyzing the reimbursement requests, which are currently under inspection . In the nine month period ended September 30, 2008, the Company obtained authorization to receive R$32,246 and is waiting to receive the proportioned amount with respect to exportation and sales at 0% tax rate.  The Company believes that the remaining credits shall have the same treatment, and therefore be compensated.

The Company’s management has been analyzing alternatives that would allow the use of the credits and there is no expectation of losses on the realization of those credits.

Withholding Income Tax and Social Contribution:

Corresponds to withholding tax on investments and on interest on shareholders’ equity received by the parent company, which are offset against federal taxes payable.

9.         INCOME TAX AND SOCIAL CONTRIBUTION

a)         Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	09.30.08	09.30.07	09.30.08	09.30.07
Income (Loss) before taxes and participations	29,487	252,199	27,808	302,319
Nominal tax rate	34%	34%	34%	34%
Tax expense at nominal rate	(10,026)	(85,748)	(9,455)	(102,788)
Adjustment of taxes and contributions on:
Statutory profit sharing	627	—	5,118	4,409
Interest on shareholders’ equity	25,981	(9,318)	25,981	12,750
Equity pick-up	54,074	71,871	18,004	(23,581)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	42,690	40,961
Tax incentives	—	—	845	7,363
Income tax/ Social contribution adjustment on goodwill	(4,657)	—	(22,249)	—
Other adjustments	561	(9)	3,006	2,219
Actual tax benefit (expense)	66,560	(23,204)	63,940	(58,667)

Current income (expense) benefit taxes	(14,500)	(16,321)	(43,322)	(50,275)
Deferred income (expense) benefit taxes	81,060	(6,883)	107,262	(8,392)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The composition of the taxable income and the taxes from the subsidiaries abroad is as follows:

	9 months ended
	09.30.08	09.30.07
Taxable income from foreign subsidiaries	152,582	139,785
Current income taxes of subsidiaries abroad	(2,729)	(2,046)
Deferred income taxes of subsidiaries abroad	(6,459)	(4,520)

b) Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Tax losses carry forwards (IRPJ)	58,383	19,512	142,052	60,201
Negative calculation bases (CSLL)	21,141	7,069	50,384	21,090
Temporary differences:
Provisions for contingencies	44,200	45,531	103,877	98,993
Income taxes and social contributions on goodwill	(23)	(25)	(9,229)	(9,997)
Interest from foreign subsidiary	—	—	(37,038)	(34,155)
Taxes whose payments are suspended	25	25	9,354	9,199
Unrealized loss on derivatives	(1,221)	1,595	(20,735)	15,522
Non-taxable Depreciation	(42,992)	(42,921)	(61,688)	(60,715)
Tax receivable Provision	7,982	7,645	7,982	7,645
Other temporary differences	56	209	5,335	3,298
	87,551	38,640	190,294	111,081

Current asset	45,960	45,960	152,713	80,930
Non-current asset	85,804	34,006	138,232	124,156
Non-current liability	44,213	41,326	100,651	94,005

In Brazil, tax returns are subject to review by tax authorities for a period of five years as from the date of the tax return. The Company could be subject to additional taxes, fines and interest as a result of these reviews. The results of Crossban Holdings GMBH and other foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information	September 30, 2008	CORPORATE LAW
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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The Company’s management expects that deferred tax assets, recorded on tax losses and negative basis of social contribution, should be realized as shown below:

Year	Value
Current (until 09.30.09)	90,136
2009	22,935
2010	79,365
192,436

Tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current.

10.                          INVESTMENTS

a)         Investments in subsidiaries — Parent Company

	Perdigão Agroindus-	Eleva Alimen-tos	PSA Participa-	PDF Participa-	Perdigão Export	Total
	trial S.A.	SA	ções Ltda	ções Ltda	Ltd.	09.30.08	06.30.08
Paid in capital	1,929,769	—	—	—	19	—	—
Income in period	156,417	—	1,845	—	—	—	—
Shareholders’ equity of the subsidiary	2,813,623	—	(252)	—	—	—	—
Shares owned by Perdigão S.A.	2,813,623	—	(25)	—	—	2,813,599	2,281,651
Investment before the application of the equity method	1,939,451	—	(210)	—	—	1,939,241	1,939,241
Acquisition of new companies	—	3,597	—	—	—	3,597	3,597
Capital increase	715,269	—	—	—	—	715,269	269,028
Equity pick-up	158,904	(3,597)	185	—	—	155,492	69,785
Subventions and tax incentives - See note 3 v	2,486	—	—	—	—	2,486	2,486
Paid in capital	156,418	(3,597)	185	—	—	153,006	67,299

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

b)         Investments are as follows:

	Parent Company		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Investments in direct subsidiaries	2,813,599	2,281,651	—	—
Advance for future capital increase	—	368,076	—	—
Goodwill on the acquisition of investments (*)	—	—	—	—
Other investments	8	8	2,376	2,283
	2,813,607	2,649,735	2,376	2,283

 (*) Refers to the goodwill from the acquisition of Cotochés (Note 1b), Plusfood (note 1d), 49% of Batávia (Note 1c), Sino dos Alpes in 2007 and of Perdigão Mato Grosso in 2005 (Note 1f).

11.                          PROPERTY, PLANT AND EQUIPMENT

Parent Company:

As of September 30, 2008:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		201,205	(111,713)	89,492
Machinery and equipment	11		356,369	(257,730)	98,639
Electric and hydraulic installations	10		74,936	(37,730)	37,206
Forests and reforestations	3		5,822	(1,775)	4,047
Other	12		19,215	(12,827)	6,388
Land	—		37,821	—	37,821
Breeding stock		(*)	46,840	(20,569)	26,271
Construction in progress	—		3,336	—	3,336
Advances to suppliers	—		10,321	—	10,321
			755,865	(442,344)	313,521

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Parent Company:

As of June 30, 2008:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		200,480	(110,012)	90,468
Machinery and equipment	11		357,884	(256,584)	101,300
Electric and hydraulic installations	10		72,563	(36,808)	35,755
Forests and reforestations	3		5,871	(1,774)	4,097
Other	12		18,269	(12,737)	5,532
Land	—		37,537	—	37,537
Breeding stock		(*)	47,600	(21,512)	26,088
Construction in progress	—		2,142	—	2,142
Advances to suppliers	—		4,754	—	4,754
			747,100	(439,427)	307,673

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

Consolidated:

As of September 30, 2008:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		1,385,535	(414,106)	971,429
Machinery and equipment	11		2,028,849	(942,357)	1,086,492
Electric and hydraulic installations	10		237,416	(92,634)	144,782
Forests and reforestations	3		67,495	(15,500)	51,995
Other	12		79,090	(39,126)	39,964
Land	—		166,314	—	166,314
Breeding stock		(*)	233,532	(76,699)	156,833
Construction in progress	—		219,882	—	219,882
Advances to suppliers	—		38,192	—	38,192
			4,456,305	(1,580,422)	2,875,883

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Consolidated:

As of June 30, 2008:

	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value
Buildings and improvements	4		1,313,443	(399,115)	914,328
Machinery and equipment	11		1,952,923	(917,135)	1.035,788
Electric and hydraulic installations	10		223,554	(88,263)	135,291
Forests and reforestations	3		62,114	(14,714)	47,400
Other	12		74,788	(37,740)	37.048
Land	—		164,842	—	164,842
Breeding stock		(*)	228,889	(77,549)	151,340
Construction in progress	—		223,196	—	223,196
Advances to suppliers	—		37,845	—	37,845
			4,281,594	(1,534,516)	2,747,078

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

At September 30, 2008 the changes in the cost of property, plant and equipment consisted of:

	Balance as of 12.31.07	Additions	Business acquisitions (*)	Write-off	Transfer	Exchange	Balance as of 09.30.08
Buildings and improvements	1,016,209	3,809	373,877	(119,496)	110,374	762	1,385,535
Machinery and equipment	1,399,712	40,923	610,577	(174,995)	151,593	1,039	2,028,849
Electric and hydraulic installations	123,459	10,509	82,973	(11,463)	31,919	19	237,416
Forests and reforestations	48,958	1,462	6,516	(411)	10,970	—	67,495
Other	39,615	4,855	29,720	(3,958)	8,583	275	79,090
Land	121,501	531	88,453	(48,947)	4,769	7	166,314
Breeding stock	138,045	157,893	72,367	(135,141)	368	—	233,532
Construction in progress (*)	110,955	429,060	9,427	(6,832)	(322,759)	31	219,882
Advances to suppliers	16,109	22,209	398	(106)	(418)	—	38,192
Elimination of intercompany transactions	—	(1,159)	—	1,159	—	—	—
	3,014,563	670,092	1,274,308	(500,190)	(4,601)	2,133	4,456,305

(*) Refers to acquisitions of Eleva, Plusfood and Cotochés.

(**) Refers, basically, to: (i) construction site for the expansion of distributions center, located in Rio Verde and São Paulo started in May and July, 2008, respectively; and (ii) expenses related to construction of the agroindustrial complex in Bom Conselho, State of Pernambuco, especially developed dairy processing and

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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

meat industrialization, as well as an distribution center.

During the 3rd  quarter of 2008, the Company capitalized interest of R$10,048 (R$15,008 on September, 30, 2007) related to constructions in progress. Interest is capitalized until the transfer from construction in progress to operating fixed assets, when starts depreciation.

12.                          INTANGIBLE

Parenty Company

	Balance on 06.30.2008	Transferences	Additions /Write-off	Amortization	Gain/Loss currency conversion	Balance on 09.30.2008
Goodwill – Eleva acquisition	1,340,297	—	—	(34,071)	—	1,306,226

	1,340,297	—	—	(34,071)	—	1,306,226

Consolidated

	Balance on 06.30.2008	Transferences	Additions /Write-off	Amortization	Gain/Loss currency conversion	Balance on 09.30.2008
Goodwill - Incubatório Paraíso Ltda acquisition	812	—	—	(78)	—	734
Goodwill - Paraíso Agroindustrial Ltda acquisition	18,986	—	—	(1,116)	—	17,870
Goodwill – Business margarines acquisition	55,951	—	—	(3,291)	—	52,660
Goodwill – Eleva acquisition	1,340,297	—	—	(34,070)	—	1,306,227
Goodwill – Batávia acquisition	151,968	—	38	(9,423)	—	142,583
Goodwill - Perdigão Mato Grosso acquisition	8,291	—	—	(330)	—	7,961
Goodwill – Plusfood acquisition	18,296	—	—	(949)	(1,296)	18,643
Goodwill - Sino dos Alpes acquisition	4,590	—	—	(270)	—	4,320
Goodwill – Cotochés acquisition	39,202	—	121	—	—	39,323
	1,638,393	—	159	(49,527)	(1,296)	1,590,321

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.          DEFERRED CHARGES

Parent Company:

As of September 30, 2008:

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses	16	171	—	171
Software development	21	4,000	(1,967)	2,033
		4,171	(1,967)	2,204

Parent Company:

As of June 30, 2008:

	Annual weighted average amort. rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses	18	171	—	171
Software development	22	4,000	(1,867)	2,133
		4,171	(1,867)	2,304

Consolidated:

As of September 30, 2008:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	16	142,072	(55,039)	87,033
Software development	21	65,489	(15,028)	50,461
Reorganization expenses	20	47,433	(27,159)	20,274
Goodwill on business acquisition (**)	20	156,403	(156,403)	—
		411,397	(253,629)	157,768

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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Consolidated:

As of June 30, 2008:

	Annual weighted average amort, rate (%)	Cost Value	Amortization	Net Value
Preoperating expenses (*)	18	133,766	(52,988)	80,778
Software development	22	53,673	(13,373)	40,300
Reorganization expenses	24	47,434	(24,867)	22,567
Goodwill on business acquisition (**)	20	156,403	(156,403)	—
		391,276	(247,631)	143,645

(*) Refers substantially to the projects related to the Rio Verde and Mineiros plants.

(**)As mentioned in notes the 1c, e f, e 3i the amount refers to the goodwill from the acquisitions, followed by mergers into of the margarine business of Unilever, Paraíso Agroindustrial S.A., 51% of Batávia and Incubatório Paraíso.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

14.          CURRENT AND NON-CURRENT DEBT

Parent Company :

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 09.30.08	Balance as of 06.30.08

Local currency (R$):

Rural credit	6,75% (6,75% em 06.30.08)	6,75% (6,75% em 06.30.08)	0.3	57,902	—	57,902	58,035

Working Capital	95% CDI	12,9% (11,64% em 06.30.08)	1.6	—	52,306	52,306	50,762

FINEM - BNDES	TJLP + 1,72% (TJLP + 1,70% em 06.30.08)	9,23% (9,27% em 06.30.08)	2.8	6,866	25,248	32.114	33,099

Tax incentives and other	TJLP / TAXA FIXA / IGPM / TR + 6,76% (6,78% em 06.30.08)	11,35% (11,34% em 06.30.08)	2.8	1,178	7,227	8,405	8,314
Total local currency				65,946	84,781	150,727	150,210

Foreign currency

Advances on export contracts - ACC’s e ACE’s (US$)	4,43% + v.c. (US$) (4,82% em 06.30.08)	4,43% + v.c. (US$) (4,82% em 30.06.2008)	0.3	233,557	—	233,557	189,053

Working Capital (US$)	EURIBOR + 1,20% (1,20% em 06.30.08)	6,75% + v.c. (US$) (6,82% em 30.06.2008)	1.4	23,248	74,980	98,228	92,795

Pre-export facilities (US$)	LIBOR + 1.68% + v.c.(US$) (1,68% em 06.30.08)	4,91% + v.c.(US$) (4,78% em 06.30.08)	2.1	165,372	373,777	539,149	468,351

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2,41% + v.c. (US$ e outras moedas) (2,41% em 06.30.08)	7,64% + v.c. (US$ e outras moedas) (8,19% em 06.30.08)	3.5	279	2,339	2,618	2,124

Net SWAP balance (see note 16 c)	%CDI vs v.c. (US$ e outras moedas)	%CDI vs v.c. (US$ e outras moedas)	0.1	(3,563)	—	(3,563)	4,691
Total foreing currency				418,893	451,096	869,989	757,014
Total debt				484,839	535,877	1,020,716	907,224

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Consolidated :

Funding line	Charges (% a.a.)	Weighted average rate (a.a.)	Weighted average term maturity (years)	Current	Non- current	Balance as of 09.30.08	Balance as of 06.30.08

Local currency (R$):

Rural credit	6.75% (6,75% on 06.30.08)	6.75% (6.75% on 06.30.08)	0.2	204,616	—	204.616	222,549

Working Capital	95% CDI	12.9%	1.6	—	52,306	52,306	50,762

FINEM — BNDES	TJLP + 2.20% (TJLP + 2.27% on 06.30.08)	8.60% (8.61% on 06.30.08)	3.1	38,028	255,425	293,453	302,129

Debentures - BNDES	TJLP + 6.00%(TJLP + 6,00% on 06.30.08)	12.25% (12.25% on 06.30.2008)	1.0	4,191	4,151	8,342	8,333

Tax incentives and other	(TJLP / TAXA FIXA / IGPM / TR) + 6.03% (6.08% on 06.30.08)	81% (8,47% on 06.30.08)	3.2	178,199	142,700	320,899	310,899

Net Swap balance (see note 16 c)	% CDI vs TR	% CDI VS TR	0.9	13	—	13	(7)

Total local currency				425,047	454,582	879,629	894,665

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Foreign currency

Advances on export contracts - ACC’s e ACE’s (US$)	4.32% + v.c. (US$) (4.29% + v.c. (US$) on 06.30.08)	4.32% + v.c. (US$) (4.29% + v.c. (US$) on 06.30.08)	0.3	304,980	—	304,980	424,752
Working Capital (US$)	EURIBOR + 1,20%	6.60% + v.c. (US$) (6.52% on 06.30.08)	1.3	60,099	74,980	135,079	123,157
Trade related facilities (US$)	LIBOR + 0.47%(LIBOR + 1.38% on 06.30.08) + v.c. (US$)	4.45% (4.51% on 06.30.08) + v.c. (US$)	3.0	126,912	1,125,462	1,252,374	800,672
Pre-export facilities (US$)	LIBOR + 2.29% (LIBOR +2.66% on 06.30.08) + v.c.(US$)	6.01% (5.77% on 06.30.08) + v.c.(US$)	2.5	422,652	1,077,814	1,500,466	1,182,606
FINEM - BNDES (US$ and other currencies)	UMBNDES + 2,65% (UMBNDES + 2,65% em 06.30.08) + v.c. (US$ e outras moedas)	7,88% (8,43% on 06.30.08) + v.c. (US$ e outras moedas)	3.0	7,050	32,948	39,998	34,487
Net SWAP balance (see note 17 c)	%CDI vs v.c. (US$ e outras moedas)	%CDI vs v.c. (US$ e outras moedas)	1.1	(60,957)	—	(60,957)	45,651
Total foreing currency				860,736	2,311,204	3,171,940	2,611,325
Total debt				1,285,783	2,765,786	4,051,569	3,505,990

Rural credit financing: the companies Perdigão S.A., Perdigão Agroindustrial, Batávia, Cotochés and Avipal NE are party to short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The maturity date is up to September 2009 with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

Working Capital: Perdigão S.A has NCE (Export Credit Note) indexed to Reais by a percentual of CDI. The maturity date of this contract is April 2010, with liquidation of principal and interest in one payment at the end of the contract. Perdigão Agroindustrial S.A has NCE in Reais indexed by the referential rate (TR)

Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities:  Perdigão S.A and its subsidiaries Perdigão Agroindustrial S.A. and Avipal NE, have

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans are payable monthly, with final maturity dates from October 2008 to April 2015, and are secured by equipment, facilities and mortgages of Perdigão S.A., Perdigão Agroindustrial and Avipal NE buildings. The amounts in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations of the currencies in that basket.

Debentures: the debentures are denominated in Reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15, 2001 to June 15, 2010; as of June 30, 2008, 75,277  debentures had been redeemed, The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

Tax incentives and others: refer, principally, to credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports machinery, equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2043, interest rates are subsidized and are secured by equipment, facilities and mortgages.

Advance on export contracts (ACC and ACE): these advances are liabilities to commercial banks, with maturity dates up to September 2009  principal payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

Trade-related facilities: the subsidiaries Perdigão International Ltd and Plusfood Groep B.V., had several trade-related facilities denominated in U.S. dollars, with maturity dates varying from October 2008 to December 2010 with principal payable in one payment at the end of the contract and interest payable quarterly and

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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

annually. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 4,45% per year at September 30, 2008. The facilities are guaranteed by collaterals, Perdigão International Ltd and Plusfood Groep B.V., uses the net proceeds to import products and for other working capital needs.

Working Capital in US$: Perdigão S.A. uses the Export Credit Note as working capital line. They are denominated in US$ and can be short or long term with several maturity dates and amortization up to May 2011.

Pre-export facilities: Perdigão S.A and its subsidiary Perdigão Agroindustrial had several pre-export facilities with several commercial banks, denominated in U,S, dollars, and maturities from October 2008 to July 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of operation and interest payable in accordance with the LIBOR period. Under each of these facilities, Perdigão Agroindustrial receives a loan from one or more lenders relating to exports of products to abroad customers. The exported products guarantee the facilities.

The maturity schedule as of September 30, 2008 is as follow:

	Parent Company	Consolidated
Current (until 09.30.08)	484,839	1,285,783
2009	47,555	134,947
2010	218,247	676,733
2011	141,055	661,658
2012	99,361	1.002,771
2013 to 2043	29,659	289,677
	1,020,716	4,051,569

a) Guarantees:

	Parent Company		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Total Debt	1,020,716	907,224	4,051,569	3,505,990
Mortgages guarantees:	29,989	29,440	258,139	267,659
Related to FINEM - BNDES	24,108	23,610	215,647	221,665
Others — related to tax incentives and other	5,881	5,830	42,492	45,994
Collateral of real state guarantees:	13,147	14,098	15,702	16,943
Related to FINEM - BNDES	10,611	11,588	13,166	14,422
Others — related to tax incentives and other	2,536	2,510	2,536	2,521
Guarantees by pledge of goods:	—	8,719	3,849	11,869

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

b) Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be accelerated.  On September 30, 2007, the Company was not in compliance with net debt/EBTDA covenant not higher than 3,0. The Company mantained the balance of R$97,715 classified as non-current liabitilities,due to obtaining a waiver of this covenant with the related financial institution .

Restrictive covenants	Principal amount
Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.5	191,430

Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBITDA ratio less than 3.0	95,715

Total Liabilities minus Shareholders’ equity less than 2.2, net debt / EBITDA less 3.5 and EBITDA / Net financial expenses excluding exchange effects less than 2.00.	64,155

Lower Current liquidity of 1.10, Total Liabilities minus Shareholders’s equity / Shareholders’s less than 2.2	38,286
389,586

15.          COMMITMENTS AND CONTINGENCIES — CONSOLIDATED

a)                                      Provision for contingent liabilities

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable losses estimated by Management, based on the analysis of its legal counsel and for which the amount of probable losses is known or can be reasonable estimated.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.  The Company, supported by its legal counsel, monitors these legal proceedings and the probability of the losses is possible or remote.

I) Provision for probable losses

Provisions for contingencies were recorded as follows:

	Balance 06.30.08	Additions	Reversals	Payments	Updates for inflation	Balance 09.30.08
Tax (i)	187,313	536	(1,307)	(951)	4,043	189,634
Labor (ii)	57,097	9,317	(9,473)	(2,996)	1,077	55,022
Civil, commercial and other (iii)	13,745	1,876	(136)	(1,064)	124	14,545
(-) Judicial deposits	(29,113)	(3,056)	2.549	293	—	(29.327)
	229,042	8,673	(8,367)	(4,718)	5,244	229,874

(i) Tax:

IRPJ e CSLL total deducibility of tax loss:

Of the total tax contingencies recorded, R$31,547 (R$31.139 on June 30, 2008) related to actions regarding the full deductibility of tax losses in the IRPJ and CSLL calculation basis, whereas the law establishes a 30% limitation. The Company’s lawsuits are in the Supreme Courts (STF and STJ), and the precedent is against the Company’s used merits, being uttered the constitutionality of the limitation of the 30% deductibility.

Increase in COFINS’s rates:

The Company is challenging also the increase in rates of the COFINS having an action in the Supreme Court (STF) and another one in the Foreclosure Taxes Court. In June, the Attorney General of the Federal Treasury (Procuradoria Geral da Fazenda Nacional), reviewed the fiscal execution for the periods from June to December 1999, reducing the registered debits in accordance to the arguments presented by the Company. Thus, the provisioned amount of R$9,542 was reversed according to the new debt certificate issued by the Attorney General and remaining balance provide for amounts to R$9,348 (R$9,231 on June 30, 2008). The precedent is against the Company’s used merits, the increase in the referred rate being considered constitutional.  Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analysed by the Supreme Court (STF).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

CPMF charge on the income from exports:

The Company has recorded a provision for a contingency of R$26.485 (R$25,880 as of June 30, 2008) regarding a judicial action for non-payment of the CPMF charge on the income from exports, which has not been analysed by the superior courts. The Company’s suits are in the Third Region Federal Court of Appeals (TRF) and the trial appeal is pending.

Monetary correction of ICMS extemporaneous credits:

The Treasury State of Rio Grande do Sul issued tax assessments disallowing the monetary correction of ICMS extemporaneous credits on  raw material acquisitions, electricity services, communication services and transport service. In relation to the monetary correction of extemporaneous credits, the precedent is against the taxpayer. The provision amounted R$39,475 (R$38,242 as of June 30, 2008).

Offsetting PIS/COFINS against presumed credit of IPI:

The Company offset PIS and COFINS credits between 2003 and 2005 against presumed credit of IPI that were not yet homologated by the Federal Income Office (Secretaria da Receita Federal). In the estimate of Company’s legal consultant, the likelihood of probable losses related to the offsetting claims not yet homologated by the Federal Income Office (Secretaria da Receita Federal) is around 20% of the credits still under discussion and already thus, a provision of R$21,576 was recorded as of September 30, 2008.

On May 31, 2008, the Company reversed the provision for contingencies related to IPI presumed credits used in tax offsetting, from Eleva Alimentos S.A. (merged on May 31, 2008, as mentioned in note 1 g ).In the Company’s and its legal consultants assessment, the recognition of IPI presumed credits offsetting against IRPJ debits and taxes under administration of Federal Income Office (Secretaria da Receita Federal) has remote possibility of loss and the total of R$51,359 was reversed.

The other tax contingencies refer to judicial claims against the payments of the following taxes: ICMS (a value-added tax on sales and services), PIS/COFINS, INSS, FUNRURAL, SEBRAE and success fees, in the amount of R$61,203 (R$61,919 on June 30, 2008). The recorded provisions refer mainly, to the following subjects:

ICMS:

The Company is discussing principally the utilization of credits on materials for consumption, being the suits in first or second administrative jurisdiction. The precedent is favourable to the request once the materials are part of the final product. The provision amounted to R$4,607 (R$5,014 as of June 30, 2008).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PIS/COFINS:

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$13,371 (R$12.956 as of June 30, 2008).

FUNRURAL:

The Company’s law suit is in the second jurisdiction.  The precedent of the courts allowed the collection over the portion of the production of the integrated partners considered the Company’s own production in which the retention and collection is the Company’s obligation, until Laws 8.212/91 and 8.213/91 were published. The provision amounted R$7,598 (R$7,460 as of June 30, 2008).

SEBRAE:

The Company’s lawsuit is in the Supreme Court (STF) and its precedent is against the Company’s used merits.  The provision amounted R$9,925 (R$10,877 as of June 30, 2008).

(ii) Labor:

The Company and its subsidiaries have 4,253 individual labor claims in progress totalling R$1,166,933 (3,870 individual claims totalling R$955,325 at June 30, 2008), mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Real (R$), illnesses allegedly contracted at work and work-related injuries and additional others. The labours suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments, and based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and other:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 1,074 cases totalling R$148,411 (1,086 cases totalling R$ R$146,093  at June 30, 2008) for which the provision for losses, when applicable, is based on the opinion of the Company’s management and legal counsel, The civil actions are mostly in lower courts, in

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

probative phase, depending on confirmation or negligence of the Company or with no right pleadings.

II) Contingencies for possible losses

The Company is involved in other tax, civil, labor and social security contingencies , for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The civil, labor and social security contingencies amounted to R$80,064  (R$81,030 as of June 30, 2008).

The tax contingencies amounted to R$291,788 (R$287,014 as of June 30, 2008), and refers, principally, to the following subjects:

ICMS: the Company is discussing several processes related to ICMS credits of products with a reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment.

PIS/COFINS on the payment of interest on shareholders’ equity: the Company is pleading a claim for non payment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2007 for PIS and the years from 2004 to 2007 for COFINS which suit is in the first jurisdiction, and the Brazilian courts have not yet appreciated the subject.

b)              Contingent Assets

The Company has initiated legal actions to claim the recovery of various taxes considered unconstitutional by management and its legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence is granted and the amounts can be fairly estimated.

c)              Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of September 30, 2008, such firm commitments amounted to R$83,795 (R$58,363 as of June 30, 2008).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

d)     Rents and Leases

The Company enters into various lease agreements, all of which are considered operating leases. Expenses with rents and leases totaled R$51,038 (R$27,050 as of September 30, 2007) and future commitments can be summarized as follows:

Consolidated
Current (until 09.30.09)	22,308
2009	16,172
2010	12,434
2011	7,980
2012 and thereafter	23,155
82,050

16.          SHAREHOLDERS’ EQUITY

a)     Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006, the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved a three-for-one split of shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company issued through a public offering, 32,000,000 (thirty-two million) common shares, with no par value, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), at the price of R$25.00 (twenty five Reais) per common share, totaling R$800,000.  On November 1, 2006, the Company received the funds related to this offering.

On December 18, 2007, the Company, issued through a public offering 20,000,000 (twenty million) common shares, with no par value, at the price of R$45.00 (forty five Reais) per common share, totaling R$900,000.  On January 14, 2008 the Lead Underwriter (Banco de Investimentos Credit Suisse — Brasil — S.A.) partially exercised its greenshoe option granted by the Company for the primary offering of an additional lot of 744,200 shares, for the purpose of meeting the excess demand identified during the course of the Offering, at the prices of R$45.00 (forty five Reais) per share, totaling an increase of R$33,5 in the Company’s paid in capital, changing the capital stock to R$2,5 billion, represented by 186,701,352 registered common shares.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

On February 21, 2008, the Administrative Council approved the merger of the 54% of the shares of Eleva, based in the proportion of 1.74308855 shares of Eleva to one share of Perdigão, in the amount of 20,000,000 of shares issued.   As a result, on March 31, 2008 the capital was R$3,4 billions, represented by 206,958,103 registered common shares.

On September 30, 2008, capital was represented by 206,958,103 registered, common shares. Foreign investors held 75,024,533 shares (47,051,454 shares at September 30, 2007) of which 13,241,626 shares (5,237,608 shares at September 30, 2007) were represented by 6,620,813 (2,618,804 ADRs as of September  30, 2007) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from profit reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 250,000,000 common shares, registered and without par value.

b) Reconciliation of Shareholders’ Equity and net income (loss) for the period

	Shareholders’ equity		Income (Loss) for the period
	09.30.08	06.30.08	09.30.08	09.30.07
Parent Company (Perdigão S.A.)	4,192,752	4,220,736	94,203	228,995
Unrealized income (losses) in subsidiaries	(23,631)	755	(19,689)	(5,242)
Consolidated Perdigão S.A.	4,169,121	4,221,491	74,514	223,753

c) Statements of changes in Shareholders’ Equity — Consolidated

	Capital	Profit Reserve	Treasury Shares	Retained Earnings	Total
Balance as of December 31, 2007	2.500.000	726.794	(815)	—	3.225.979
Capital increase	945,043	—	—	—	945,043
Loss for the period	—	—	—	74,514	74,514
Interest on shareholders’ equity	—	—	—	(76,415)	(76,415)
Balance as of September 30, 2008	3,445,043	726,794	(815)	(1,901)	4,169,121

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

17.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodity prices. The Company has implemented policies and procedures to manage such exposures and may enter into instruments of protection, as long as approved by the Administration Council, to mitigate the impact of these risks. Such policies and procedures include the monitoring of the Company’s levels of exposure to each market risk, the measuring of each risk including an analysis based on net equity exposure and a forecast of future cash flows, in addition to establish limits for decision making and use.

All transactions involving instruments for protection entered into by the Company have the purpose of protection to foreign currency exposure of its debts and cash flow and interest rate exposure. Currently the Company does not use instruments of protection for the protection of its positions in commodities, but may use within an established limit.

The Company uses instruments of protection to minimize its exposure to these risks, based on a formal policy of risk management defined by the Board under management of their directors. This police determines what are the strategies to be adopted and management contracts of instruments of protection that are approved based on limits of competence. Inclusion and update of information in operational systems is made automatically, with adequate segregation of duties in the reconciliations with counterparties.

The Company does not contract leveraged operations in derivative markets and does not have pegged investments in risk or leverage.

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BRAZILIAN SECURITIES COMMISSION – CVM

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates) or to the CDI (Interbank Deposit Certificates) interest rates.

The company monitors continually the interest rate of market with the purpose of evaluating the eventual necessity of contracting derivative operations to protect itself against the volatility risk of these rates. The primary aims this management is minimize the costs of debt service.

c)         Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities, The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company’s strategy aims to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities and using instruments of protection limited up to the 2,5% of the Shareholders’ equity of the Company in each operation, being also limited to the total foreign currency exposure of the Company up to the US$800.000, amount equivalent to thereabout 3 months of exports, reason by which management understands natural hedge is effective.

d)         Foreign currency and derivative positions

Assets and liabilities denominated in foreign currency are as follows:

	09.30.08	06.30.08
Cash, cash equivalents and highly liquid investments	526,074	401,171
Swap agreements (notional amounts)	881,699	813,356
Swap agreement of index (“NDF”) — notional amounts	(344,918)	(92,523)
Future dollar agreements — notional amounts	382,992	203,763
Short and long-term debt	(3,232,897)	(2,565,674)
Other net operating assets and liabilities	472,057	124,555
	(1,314,993)	(1,115,352)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The Company’s outstanding swap derivative position is as follows:

09.30.08

Instrument	Maturity Date	Receivable	Payable	Counterparty’s of main values	Reference value (notional)	Fair value (1)	Unrealized Gain/ (loss)

Swap (over-the-counter market — CETIP)	July 2009	R$/TR (9,51%)	R$/CDI (93,72% of weighted average CDI rate)	Unibanco	11,944	(192)	(13)

Swap (over-the-counter market — CETIP)	From October 2008 to July 2013	US$ (4,089%)	R$/CDI (97,8% of CDI)	Votorantim / Unibanco and others	609,988	62,679	81,264

Swap (over-the-counter market — CETIP)	October 2008	US$ (Foreing Exchange)	Euro (1,3327%)	Merril Lynch	13,272	1,765	1,758

Swap (over-the-counter market — CETIP)	From August 2012 to August 2013	US$ (3,46%)	US$ (4,03%)	Santander / HSBC	250,075	655	(144)

Swap (over-the-counter market — CETIP)	February 2009	R$ (16,09%)	US$ (Foreign Exchange)	Santander	8,364	(777)	(1,112)

NDF (over-the-counter market — CETIP)	From December 2008 to February 2009	US$ (-1,38%)	Euro (Foreing Exchange)	HSBC / ABN	84,238	9,334	7,799

NDF (over-the-counter market — CETIP)	From October 2008 to June 2009	R$ (12,41%)	US$ (Foreing Exchange)	HSBC / UBSPACTUAL and others	221,109	(11,998)	(14,345)

NDF (over-the-counter market — CETIP)	From December 2008 to March 2009	R$ (11,34%)	Euro (Foreing Exchange)	ITAÚBBA and others	39,571	103	(438)

Future Contracts (BM&F)	November 2008	US$ (Foreing Exchange)	R$	Finabank	382,992	(13,825)	(13,825)

						47,744	60,944

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.30.08

Instrument	Maturity Date	Receivable	Payable	Counterparty’s of main values	Reference value (notional)	Fair value (1)	Unrealized Gain/ (loss)

Swap (over-the-counter market — CETIP)	July 2009	R$/TR (9,42%)	R$/CDI (93,72% weighted average of CDI)	Unibanco	11,944	(164)	7

Swap (over-the-counter market — CETIP)	From July 2008 to September 2008	US$ (Foreing Exchange)	R$/CDI (45.3% of CDI)	UBSPACTUAL	46,803	(4,941)	(4,691)

Swap (over-the-counter market — CETIP)	From July 2008 to December 2008	US$ (3,57%)	R$/CDI (100% of CDI)	Votorantim / ITAÚBBA and others	533,498	(41,149)	(44,764)

Swap (over-the-counter market — CETIP)	October 2008	US$ (Foreing Exchange)	Euro (1,3327%)	Merrill Lynch	13,272	149	163

Swap (over-the-counter market — CETIP)	From September 2008 to August 2013	R$ (3.50%)	US$ (3,51)	HSBC	219,783	1,079	87

NDF (over-the-counter market — CETIP)	From December 2008 to January 2009	US$ (-1,81%)	Euro (Foreing Exchange)	HSBC	46,192	1,115	995

NDF (over-the-counter market — CETIP)	From July to August 2008	R$ (14,52%)	US$ (Foreing Exchange)	Votorantim / Bradesco	33,230	3,288	2,715

NDF (over-the-counter market — CETIP)	From December 2008	R$ (7.05%)	Euro (Foreing Exchange)	Votorantim	13,101	1,729	(156)

						(38,894)	(45,644)

(1) The fair value method used by the Company, consists in determining the future value based on the contracted conditions and defining the present value based on the market curves, obtained through the Bloomberg data base.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The Company contracted non speculative swap, NDF and future contract operations to minimize the effects of changes in exchange rates on settlement of its loans and financing operations and commitment to suppliers and to protect against the variation of interest rate on financial investments and debts with variable interest rate.

In the period, net financial results with derivatives was an income of R$53,320, being R$32,861 of income with swap operations, R$2,484 of expense with NDF operations and R$22,943 of income with future contracts operations (expense of R$117,791 on September 30, 2007, being R$56,275 of expense with swap operations, R$397 of expense with NDF operations and R$61,119 of expense with future contracts operations).

The company has over-the-counter operations contracted on September 23, 2008 in put, starting on October 01, 2009. The amount of this contract, if cancelled on September 30, 2008, would result in an expense of R$1,256 on financial result.

Management understands that the obtained results with these derivative operations are in line with the risk management strategy adopted by the Company.

e)         Commodities risk management

In the normal course of its operations, the Company purchases some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including the use of instruments of protection, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of June 30, 2008 there were no commodity’s derivatives outstanding and the Company does not made any derivative agreements involving commodities.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

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Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

f)           Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	530,781	530,781
Short/ long-term investments	503,633	502,235
Trade accounts receivable	1,385,257	1,385,257
Loans and financing	(3,990,625)	(3,990,625)
Trade accounts payable	(1,007,652)	(1,007,652)
Unrealized losses on derivatives (see note 16 ‘c’ above)	60,944	47,744
	(2,517,662)	(2,532,260)

g) Guarantee of Operations — BM&FBovespa — Parent Company

The Company holds along with BM&FBovespa, Bank Deposit Certificate (CDB) and Bank Guarantee, used as a guarantee related to operations of future contracts in USD, as follows:

Type	09.30.08	06.30.08
Bank Deposit Certificate (CBD)	31,450	24,500
Bank guarantee	13,000	—
	44,450	24,500

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

18.                               FINANCIAL INCOME (EXPENSES) NET

	Parent Company		Consolidated
	09.30.08	09.30.07	09.30.08	09.30.07
Expenses:
Interest expense	(25,756)	(755)	(207,587)	(140,166)
Exchange variation	(173,925)	—	(343,111)	124,423
Financial transactions tax (CPMF)	332	(597)	97	(22,194)
Other expenses	(9,486)	—	(26,870)	(1,463)
	(208,835)	(1,352)	(577,471)	(39,400)
Income
Interest Income	23,581	46,579	67,163	83,744
Exchange variation	90,094	—	192,146	(14,848)
Losses from translation effects of investments abroad	—	—	52,954	(69,355)
Other income	7,324	—	18,722	3,826
	120,999	46,579	330,985	3,367
Net financial expense	(87,836)	45,227	(246,486)	(36,033)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

19.                               TRANSACTIONS WITH SUBSIDIARIES — PARENT COMPANY

Transactions with of related parties were entered into at market regular conditions and based on contracts. The weighted average term maturity of loan transactions is 02 years and for accounts payables and receivables is approximately 30 days.

The main amounts of assets and liabilities on June 30, 2008, previously contracted that influenced loss for the period are as follows:

	Advance to future capital increase		Loans		Accounts Receivable (Payable)		Sales (Purchases)		Income (Expenses)
Companies	09.30.08	06.30.08	09.30.08	06.30.08	06.30.08	06.30.08	09.30.08	09.30.07	09.30.08	09.30.07
Perdigão Agroin. S.A.	—	368,076	(6,164)	—	14,277	(5,597)	15,310	—	1,667	1,954
Batávia S.A	—	—	—	—	(3,194)	(392)	(26,842)	—	—	—
Perdigão Agroin. PMT	—	—	—	—	—	—	(1,451)	—	—	—
Sino dos Alpes Alim.	—	—	—	—	—	—	(4)
Avipal Nordeste S.A.		—	(3,545)	—	(10,999)	(3,576)	(89,922)	—	(100)	—
Establecimientos Levino Zaccardi y Cia S.A.	—	—	5,999	4,926	223	(349)	—	—	91	—
Avipal S.A. Construtora e Incorporadora	—	—	—	76	—	—	—	—	2	—
Avipal S.A. Alimentos	—	—	—	(2.631)	628	1.676	7.156	—	(293)	—
	—	368.076	(3.710)	2.371	935	(8.238)	(95.753)	—	1.367	1.954

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

20.                               INSURANCE COVERAGE — CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	5,610,024

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	124,681

Credit risk	Default payments	29,624

21.                               MANAGEMENT AND EMPLOYEES PROFIT SHARING

The companies Perdigão S.A, Perdigão Agroindustrial, Perdigão Mato Grosso, Avipal Nordeste S.A., Avipal Centro-Oeste S.A., Avipal S.A. Alimentos and Batávia entered into a collective bargaining agreement with the unions of the main categories for profit sharing for all its employees, observing previously negotiated performance indicators.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

22.                               SUPPLEMENTAL RETIREMENT PLAN

Perdigão — Sociedade de Previdência Privada (PSPP) has a supplementary retirement plan founded in April 1997 and sponsored by the Perdigão companies, which aims to provide supplementary retirement benefits for the employees of the Perdigão companies.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the most recent review occurred in December 2007.

	06.30.08	06.30.08
Participants	16,354	16,607
Equity	134,749	141,782
Sponsor’s contributions:	4,286	2,836
Basic contribution	3,964	2,623
Past services	322	213
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	3,698	3,758
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	134,756	141,829

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota, the actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 44 participants is R$6,449 (44 participants and R$6,158 as of June 30, 2008).

According to Brazilian Law, a terminated employee has the option to withdraw their previous contributions.  In this case, the remaining contributions that were made by the sponsor are reallocated to a fund that may be used to offset future required contributions of the sponsor. The assets presented in this fund balance amounted to R$4,653 (R$4,499 at June 30, 2008) and was recorded in “other assets”.

23.                               OTHER OPERATING EXPENSES

The results of September 30, 2008 was affected in other operating expenses, basically, due to the linear amortization of goodwill regarding to acquisitions of companies.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

24.                               NONOPERATING EXPENSES

On June 30, 2008 non-operating expenses refer, substantially, to idleness costs, amounts of disposal of fixed assets for obsolescence and depreciation of assets that are not used in the productive process and insurance indemnity provisions.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

25.                              STATEMENT OF CONSOLIDATED VALUE ADDED

	Consolidado
	2008	2007
1 — Revenues	9,159,284	5,281,241
Sales of goods and products	9,192,454	5,296,917
Other income	(26,520)	(12,751)
Allowance for doubtful accounts — (Reversal / Provision)	(6,650)	(2,925)
2 - Raw materials acquired from third parties	(6,459,963)	(3,334,194)
Costs of products and goods sold	(5,337,385)	(2,608,945)
Materials, energy, services of third parties and others	(1,136,824)	(724,932)
Losses / Recovery value of assets	(14,246)	(317)
3 — Gross Value Added (1-2)	2,699,321	1,947,047
4 - Retentions (Depreciation ,Amortization and Depletion)	(401,011)	(213,696)
5 — Net Value Added	2,298,310	1,733,351
6 — Received from Third Parties	331,314	3,418
Financial income	330,985	3,368
Other operating income	329	51

7 - Added value to be distributed (5+6)	2,629,624	1,736,769

8 — Added value distribution:	2,629,624	1,736,769
Staff	958,150	678,361
Salaries	780,142	566,737
Benefits	127,958	81,103
F.G.T.S	50,050	30,521
Taxes and contribution	968,041	785,636
Federal	502,199	510,210
State	461,069	273,097
Municipal	4,773	2,329
Capital Remuneration from third parties	628,606	44,329
Owned capital remuneration (dividends and interest on shareholders’ equity)	74,827	228,443
Interests on shareholder’s equity	76,415	37,500
Retained earnings / Accrued loss	(1,901)	186,253
Non-controlling shareholders participation on retained income	313	4,690

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

26.                              SUBSEQUENT EVENTS

(i) Income from foreign operations

On October 10, 2008, the subsidiary Perdigão Agroindustrial S.A was assessed by the Federal Income Office (Secretaria da Receita Federal) with respect to a supposed lack of payment of Income Tax and Social Contribution on the income of a subsidiary located abroad, in 2003 and 2004.

Considering that the foreign subsidiary is subject to full taxation in the country where it is established and that this determination is protected by the treaty to avoid double taxation signed between Brazil and Austria, the Company’s management together with its legal counsel, classified the likelihood of a loss in this assessment as possible and it will not record a provision for such assessment, that amounted to R$176,756 on October 03, 2008.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

BOARD OF DIRECTORS

Chairman	Nildemar Secches
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Jaime Hugo Patalano
Manoel Cordeiro Silva Filho
Maurício Novis Botelho
Décio da Silva
Rami Naum Goldfajn
Luís Carlos Fernandes Afonso

FISCAL COUNCIL (With Attributions of Audit Committee)

Chairman	Attílio Guaspari
Board Members	Décio Magno Andrade Stochiero
Financial Expert	Fabio dos Santos Fonseca

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
General Director of Perdigão Business	José Antônio do Prado Fay
Finance and Investor Relations Director	Leopoldo Viriato Saboya
Supply Chain Director	Nilvo Mittanck
Technology Director	Luiz Adalberto Stábile Benicio
General Director of Perdix Business	Antônio Augusto de Toni
Human Resources Director	Gilberto Antônio Orsatto
Diretor de Relações Institucionais	Ricardo Robert Athayde Menezes
General Director of Batavo Business	Wlademir Paravisi

Itacir Francisco Piccoli
Controller

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Marcos Roberto Badollato
Accountant — CRC — 1SP219369/O-4

See chart 08.01 for comments.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.01- BALANCE SHEET — ASSETS — CONSOLIDATED  (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 – 06/30/2008
1	Total Assets	9,964,519	9,329,076
1.01	Current Assets	4,865,535	4,349,808
1.01.01	Cash, Banks and Investments	1,004,456	887,118
1.01.01.01	Cash and Cash Equivalents	530,781	553,618
1.01.01.02	Short term Investments	473,675	333,500
1.01.02	Credits	1,385,257	1,265,293
1.01.02.01	Trade Accounts Receivable	1,385,257	1,265,293
1.01.02.02	Other credits	0	0
1.01.03	Inventories	1,625,913	1,513,887
1.01.04	Others	849,909	683,510
1.01.04.01	Recoverable Taxes	479,844	402,425
1.01.04.02	Deferred Taxes	152,713	80,930
1.01.04.03	Notes Receivable	45,615	36,538
1.01.04.04	Others	113,318	109,768
1.01.04.05	Prepaid Expenses	58,419	53,849
1.02	Noncurrent Assets	5,098,984	4,979,268
1.02.01	Noncurrent Assets	472,635	447,869
1.02.01.01	Credits	12,295	11,854
1.02.01.01.01	Trade Accounts Receivable	12,295	11,854
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	460,340	436,015
1.02.01.03.01	Long-term Cash Investments	29,958	25,310
1.02.01.03.02	Taxes Receivable	145,648	141,563
1.02.01.03.03	Deferred Taxes	138,232	124,156
1.02.01.03.04	Notes Receivable	62,418	66,641
1.02.01.03.05	Legal Deposits	28,016	24,733
1.02.01.03.06	Others	54,364	51,555
1.02.01.03.07	Prepaid Expenses	1,704	2,057
1.02.02	Permanent Assets	4,626,349	4,531,399
1.02.02.01	Investments	2,376	2,283
1.02.02.01.01	Equity in Affiliates	0	0
1.02.02.01.02	Equity in Affiliates — Goodwill	1,346	1,253
1.02.02.01.03	Equity in Subsidiaries	1,030	1,030
1.02.02.02	Fixed Assets	2,875,883	2,747,078
1.02.02.03	Intangible	1,590,321	1,638,393

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1.02.02.04	Deferred Charges	157,768	143,645

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.02- BALANCE SHEET — LIABILITIES — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2	Total Liabilities	9,964,519	9,329,076
2.01	Current Liabilities	2,648,944	2,623,214
2.01.01	Short term Debt	1,285,783	1,386,148
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,007,652	852,021
2.01.04	Taxes and Contribution	69,454	66,984
2.01.04.01	Tax Obligations	40,065	37,674
2.01.04.02	Social Contributions	29,389	29,310
2.01.05	Dividends Payable	32	32
2.01.06	Provisions	154,929	128,062
2.01.06.01	Provisions for vacations & 13th salaries	154,929	128,062
2.01.07	Debts with Associated Companies	0	0
2.01.08	Others	131,094	189,967
2.01.08.01	Payroll	31,201	30,557
2.01.08.02	Interest on Company Capital	23,295	71,033
2.01.08.03	Management/Employees’ Profit Sharing	13,899	7,741
2.01.08.04	Other Obligations	62,699	80,636
2.02	Noncurrent Liabilities	3,145,870	2,483,900
2.02.01	Noncurrent Liabilities	3,145,870	2,483,900
2.02.01.01	Long term Debt	2,765,786	2,119,842
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	229,874	229,042
2.02.01.03.01	Provisions for contingencies	229,874	229,042
2.02.01.04	Debts with Associated Companies	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	150,210	135,016
2.02.01.06.01	Taxes and Social Obligations	22,084	17,876
2.02.01.06.02	Deferred Taxes	100,651	94,005
2.02.01.06.03	Other liabilities	27,475	23,135
2.03	Deferred income	72	72
2.04	Minority Interest	512	399
2.05	Shareholders’ equity	4,169,121	4,221,491
2.05.01	Paid-in Capital	3,445,043	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	729,921	729,921
2.05.04.01	Legal	62,340	62,340
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM Code	2 - Company Name	3 - General Taxpayers’ Register

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.02- BALANCE SHEET — LIABILITIES — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	667,581	667,581
2.05.04.07.01	Expansion Reserves	508,140	508,140
2.05.04.07.02	Increase in Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.04.07.04	Unrealized Profit	0	0
2.05.05	Equity Assessment Adjustment	0	0
2.05.05.01	Securities Adjustment	0	0
2.05.05.02	Retained Adjustment of Conversion	0	0
2.05.05.03	Business Combination Adjustment	0	0
2.05.06	Retained Earnings/Accumulated losses	(5.843)	46,527
2.05.07	Advance for future capital increase	0	0

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

07.01 - STATEMENT OF INCOME — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 — 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 — 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	Gross Sales	3,487,462	9,585,187	1,933,359	5,512,568
3.01.01	Domestic Market	2,090,576	5,825,733	1,111,729	3,171,787
3.01.02	Exports	1,396,886	3,759,454	821,630	2,340,781
3.02	Sales Deductions	(447,345)	(1,250,563)	(275,236)	(801,390)
3.03	Net Sales	3,040,117	8,334,624	1,658,123	4,711,178
3.04	Cost of Sales	(2,353,934)	(6,487,429)	(1,163,408)	(3,394,205)
3.05	Gross Profit	686,183	1,847,195	494,715	1,316,973
3.06	Operating Income/Expenses	(808,740)	(1,800,172)	(358,391)	(1,004,414)
3.06.01	Selling Expenses	(473,683)	(1,328,350)	(309,738)	(902,321)
3.06.02	General and Administrative	(41,143)	(121,815)	(23,789)	(66,674)
3.06.02.01	Administrative	(37,651)	(110,050)	(20,623)	(56,563)
3.06.02.02	Management Fees	(3,492)	(11,765)	(3,166)	(10,111)
3.06.03	Financial	(243,991)	(246,486)	(20,795)	(36,033)
3.06.03.01	Financial Income	213,538	330,985	4,570	3,367
3.06.03.02	Financial Expenses	(457,529)	(577,471)	(25,365)	(39,400)
3.06.04	Other Operating Income	55	5,740	0	614
3.06.05	Other Operating Expenses	(49,978)	(109,261)	(4,069)	0
3.06.06	Equity Pick-up	0	0	0	0
3.07	Operating Income	(122,557)	47,023	136,324	312,559
3.08	Non-operating Income	(5,866)	(19,215)	(4,151)	(10,240)
3.08.01	Income	10,098	29,848	914	3,078
3.08.02	Expenses	(15,964)	(49,063)	(5,065)	(13,318)
3.09	Income Before Tax And Profit Sharing	(128,423)	27.808	132,173	302,319
3.10	Current Income Tax and Social Contribution	6,222	(43,322)	(23,889)	(50,275)
3.11	Deferred Income Tax and Social Contribution	79,213	107,262	(7,542)	(8,392)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

07.01 - STATEMENT OF INCOME — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 — 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 — 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.12	Statutory Participations / Contributions	(9,307)	(16,921)	(6,859)	(15,209)
3.12.01	Profit Sharing	(9,307)	(16,921)	(6,859)	(15,209)
3.12.01.01	Employees’ Profit Sharing	(8,461)	(14,383)	(5,585)	(12,161)
3.12.01.02	Management Profit Sharing	(846)	(2,538)	(1,274)	(3,048)
3.12.02	Contribution	0	0	0	0
3.13	Reversion of Interest on Company Capital	0	0	0	0
3.14	Minority Interest	(75)	(313)	(3,679)	(4,690)
3.15	Net Income In Fiscal Year	(52,370)	74,514	90,204	223,753
	NUMBER OF SHARES, EX-TREASURY (Units)	206,527,618	206,527,618	165,526,667	165,526,667
	EARNINGS PER SHARE		0.36079	0.54495	1.35176
	LOSS PER SHARE	(0.25357)

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

08.01 -  STATEMENT OF CHANGES IN FINANCIAL POSITION — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
4.01	Net Cash From Operating Activities	373,160	69,651	58,706	242,327
4.01.01	Cash Generated by Operations	(52,370)	74,514	90,204	223,753
4.01.02	Changes in Operating Assets and Liabilities	(143,960)	(774,938)	(100,554)	(147,717)
4.01.02.01	Trade Accounts Receivable	(123,870)	(289,860)	(54,425)	18,734
4.01.02.02	Inventories	(97,952)	(372,132)	(115,177)	(198,271)
4.01.02.03	Trade Accounts Payable	151,888	190,866	56,757	(5,472)
4.01.02.04	Contingencies	(6,327)	(18,859)	(3,018)	(7,959)
4.01.02.05	Payroll/Social Obligations/Others	(67,699)	(284,853)	15,309	45,251
4.01.03	Others	569,490	770,075	69,056	166,291
4.01.03.01	Minority Shareholders	89	313	3,679	4,690
4.01.03.02	Depreciation/Amortization/Depletion	103,916	299,061	66,427	201,158
4.01.03.03	Goodwill Amortization	49,584	101,950	4,179	12,538
4.01.03.04	Result on Permanent Asset Disposal	20,992	55,754	8,326	9,685
4.01.03.05	Deferred Income Tax	(79,213)	(99,674)	7,542	8,392
4.01.03.06	Provision/Reversal for contingencies	2,535	2,473	(5,573)	908
4.01.03.07	Other Provisions	(18,127)	(9,159)	(471)	1,551
4.01.03.08	Interest and Exchange Variations	489,714	419,357	(15,053)	(72,631)
4.01.03.09	Recognition of Summer Plan Effects	0	0	0	0
4.01.03.10	Equity pick-up	0	0	0	0
4.02	Net Cash From Investing Activities	(394,551)	(1,207,606)	(161,944)	(237,667)
4.02.01	Short-term investments	(617,129)	(1,575,057)	(36,048)	(49,158)
4.02.02	Redemption of Short-term investments	489,998	1,878,479	195,835	447,334
4.02.03	Investments on Permanent Assets	(193,262)	(512,199)	(123,990)	(396,641)
4.02.04	Matrix Acquisition/Formations	(54,945)	(157,893)	(30,899)	(90,172)
4.02.05	Disposal of Permanent Assets	927	9,028	450	1,922

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

08.01 -  STATEMENT OF CHANGES IN FINANCIAL POSITION — CONSOLIDATED (in thousands of Brazilian Reais)

1 - CODE	2 — DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
4.02.06	Acquisitions of Companies — Net Cash	(217)	(795,697)	(161,738)	(161,747)
4.02.07	Investments on Deferred	(19,923)	(54,267)	(12,554)	(25,205)
4.02.08	Others Net Investments	0	0	7,000	0
4.02.09	Advance for Future Capital Increase	0	0	0	0
4.02.10	Interest on Shareholders’ Equity Received	0	0	0	0
4.03	Net Cash From Financing Activities	(1,446)	560,708	71,242	(64,680)
4.03.01	Debt Issuance	539,797	2,122,851	416,575	958,555
4.03.02	Payment of Debt	(489,611)	(1,481,300)	(307,833)	(947,680)
4.03.03	Capital Increase	0	33,489	0	0
4.03.04	Dividends and Interest on Shareholders´ Equity Paid	(51,632)	(114,332)	(37,500)	(75,555)
4.03.05	Minority Shareholders’	0	0	0	0
4.04	Exchange Variation on Cash and Equivalents	0	0	0	0
4.05	Increase(Decrease) of Cash and Equivalents	(22,837)	(577,247)	(31,996)	(96,020)
4.05.01	Beginning Balance of Cash and Equivalents	553,618	1,108,028	272,541	336,565
4.05.02	End Balance of Cash and Equivalents	530,781	530,781	240,545	240,545

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

09.01 -  STATEMENT CHANGES IN SHAREHOLDERS’ EQUITY — CONSOLIDATED — From 07/01/2008 to 09/30/2008 (in thousands of Brazilian Reais)

1 - CODE	2 — DESCRIPTION	3 — CAPITAL	4 — CAPITAL RESERVES	5 -REVALUATION RESERVE	6 — PROFIT RESERVES	7- ACCUMUALTED EARNINGS/LOSSES	8 — EQUITY ASSESSMENT ADJUSTMENT	9 — TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	3,445,043	0	0	729,921	46,527	0	4,221,491
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	3,445,043	0	0	729,921	46,527	0	4,221,491
5.04	Profit / Loss of the Period	0	0	0	0	(52,370)	0	(52,370)
5.05	Destination	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders Equity	0	0	0	0	0	0	0
5.05.03	Other Destinations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Assessment Adjustment	0	0	0	0	0	0	0
5.07.01	Securities Adjustment	0	0	0	0	0	0	0
5.07.02	Accumulated Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combinations Adjustments	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	0	0	0	0	0	0	0
5.09	Capital Reserve Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	3,445,043	0	0	729,921	(5,843)	0	4,169,121

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

09.01 -  STATEMENT CHANGES IN SHAREHOLDERS’ EQUITY — CONSOLIDATED — From 01/01/2008 to 09/30/2008 (in thousands of Brazilian Reais)

1 - CODE	2 — DESCRIPTION	3 — CAPITAL	4 — CAPITAL RESERVES	5 - REVALUATION RESERVE	6 — PROFIT RESERVES	7- ACCUMUALTED EARNINGS/LOSSES	8 — EQUITY ASSESSMENT ADJUSTMENT	9 — TOTAL SHAREHOLDERS EQUITY
5.01	Opening Balance	2,500,000	0	0	729,921	(3,942)	0	3,225,979
5.02	Adjustments of Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	2,500,000	0	0	729,921	(3,942)	0	3,225,979
5.04	Profit / Loss of the Period	0	0	0	0	74,514	0	74,514
5.05	Destination	0	0	0	0	(76,415)	0	(76,415)
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders Equity	0	0	0	0	(76,415)	0	(76,415)
5.05.03	Other Destinations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Assessment Adjustment	0	0	0	0	0	0	0
5.07.01	Securities Adjustment	0	0	0	0	0	0	0
5.07.02	Accumulated Adjustments of Conversion	0	0	0	0	0	0	0
5.07.03	Business Combinations Adjustments	0	0	0	0	0	0	0
5.08	Capital Increase/Decrease	945,043	0	0	0	0	0	945,043
5.09	Capital Reserve Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	End Balance	3,445,043	0	0	729,921	(5,843)	0	4,169,121

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dear Shareholders,

The satisfactory performance in our chosen markets was instrumental in improving quarter-on-quarter operating results. This achievement was despite the adverse international conditions, characterized by continual fluctuations in the financial markets and the world economy together with extreme oscillations in commodity prices, and on the domestic front, an accentuated devaluation in the Real against the US dollar.

Gross sales grew 80.4% and the operating result increased 6.3%, generating an EBITDA of R$ 274.9 million, 20.7% higher in the quarter. The good performance reported in terms of both domestic and export market margins was critical to an improvement of more than R$ 47 million in effective quarter-on-quarter cash generation.

Several key factors contributed to this performance: growth in sales volumes — 38% in meats, 387% in dairy products and 51% in other processed products (margarines, pastas, pizzas and frozen vegetables) —, improved average prices, crucial to offsetting significant increases during the year in costs of leading raw materials and a reduction in expenses. The Company also enhanced its product mix, higher value-added processed products growing by 44.9% in sales revenue.

In the light of the sharp and sudden change in currency rates, we have booked R$ 200.9 million in financial expenses, with no cash disbursement, to reflect the effect of the Real’s devaluation against the US Dollar in the quarter on our net currency exposure of approximately US$ 700 million. This financial expense relates to our continued policy of using the natural protection of about three months of export revenues to hedge our exposure. As a consequence, the net result for the quarter was a loss of R$ 52.4 million.

As explained previously, recent acquisitions have required a series of adjustments to produce expected returns. In addition, the extremely volatile market conditions have required redoubled caution. We continue to focus on achieving our goal of capturing these benefits, our efforts being directed towards the indispensable processes for ensuring significant improvements in the Company’s consolidated performance over the medium to long-term.

Consistent investment programs, diversification of our businesses designed to strengthen our brands both domestically and internationally and the Company’s sustainable growth, provide us with the confidence necessary to envisage a gradual improvement in results. Our guidelines for adding value have always been based on a strategic long-term plan which contemplates first and foremost the protection of our assets and liabilities, as well as ameliorating the impacts arising from the risk of the business, the focus being on safeguarding shareholders’ capital.

(The variations mentioned in this report are comparisons between the third quarter 2008 and the third quarter of 2007, and the accumulated period from January to September 2008 compared with the same period in 2007, except where otherwise state).

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

OPERATING AND FINANCIAL INDICATORS — 3rd QUARTER 2008

•      Gross sales for the quarter were 80.4% higher, totaling R$ 3.5 billion, a reflection of positively performing domestic and export markets as well as the incorporation of recent acquisitions;

•      Growth of 89.3% in total sales volume from the meats, dairy products and other processed products;

•      The domestic market accounted for 54.8% of net sales and posted growth of 88% in gross sales, 28.7% in meats sales volume, 381.3% for dairy products and 52.5% for other processed products;

•      Exports accounted for 45.2% of net sales. Exports were up 70% in sales revenue with sales volume 44.9% higher in meats;

•      Processed products which accounted for 46.3% of sales, grew 44.9% in revenues and 30% by volume;

•      Gross profits totaled R$ 686.2 million, an increase of 38.7%;

•      EBITDA reached R$ 274.9 million, an increase of 20.7% in the quarter, and an EBITDA margin of 9%;

•      Despite the good operating performance, the Company reported a net loss of R$ 52,4 million, reflecting the currency translation impact on financial expenses, without a cash disbursement, against a net income of R$ 90.2 million reported for the third quarter 2007;

•      Financial turnover with respect to trading in the Company’s shares reached an average of US$ 29.1 million/day in the quarter, a 56.4% increase.

EBITDA - R$ million

Quarter

YTD

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

HIGHLIGHTS - R$ Million	3Q08	% Net Sales	3Q07	% Net Sales	% Ch.
GROSS SALES	3.487,5	114,7	1.933,4	116,6	80,4
DOMESTIC MARKET	2.090,6	68,8	1.111,7	67,0	88,0
EXPORTS	1.396,9	45,9	821,6	49,6	70,0
NET SALES	3.040,1	100,0	1.658,1	100,0	83,3
GROSS PROFIT	686,2	22,6	494,7	29,8	38,7
EBIT	171,4	5,6	161,2	9,7	6,3
NET INCOME	(52,4)	(1,7)	90,2	5,4	—
EBITDA	274,9	9,0	227,7	13,7	20,7
EARNINGS PER SHARE*	(0,25)		0,54		—

HIGHLIGHTS - R$ Million	YTD 08	% Net Sales	YTD 07	% Net Sales	% Ch.
GROSS SALES	9.585,2	115,0	5.512,6	117,0	73,9
DOMESTIC MARKET	5.825,7	69,9	3.171,8	67,3	83,7
EXPORTS	3.759,5	45,1	2.340,8	49,7	60,6
NET SALES	8.334,6	100,0	4.711,2	100,0	76,9
GROSS PROFIT	1.847,2	22,2	1.317,0	28,0	40,3
EBIT	397,0	4,8	348,0	7,4	14,1
NET INCOME	74,5	0,9	223,8	4,7	(66,7)
EBITDA	694,5	8,3	562,3	11,9	23,5
EARNINGS/ LOSS PER SHARE*	0,36		1,35		—

* Consolidated earnings per share (in Reais), excluding treasury shares.

Breakdown in Net Sales (%)

YTD 2008

*includes  UHT (long life), pasteurized and powdered milk.

SECTORAL PERFORMANCE

Market performance remained favorable during the quarter as international prices continued to recover in spite of costs still reflecting the high commodity prices of the preceding quarter. Demand for Brazilian animal protein also held up well given the competitive nature of local production vis a vis regions where food price inflation affected supplies. The domestic market in turn still benefited from growth in real nationwide incomes. However, with inflation remaining at a high level together

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

with growing turbulence in the financial market, the domestic consumer began to adopt a more cautious stance towards the end of the period.

Exports: Brazilian chicken meat exports totaled 2,828 thousand tons in the first nine months of 2008, 19% more than for the same period in 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). Brazilian Pork Industry and Export Association (ABIPECS) statistics show that pork exports slipped 3.6% to 424 thousand tons for the same comparative period. Beef exports fell 13% to 1,086 thousand tons during the same period according to the Brazilian Beef Industry Association - ABIEC. Based on SECEX figures, powdered milk exports amounted to 60 thousand tons, or 154% more than the same period in 2007. This scenario reflects the increase in overseas demand, except in the case of pork and beef where Russia (redefinition of quotas) and the EU (trade ban) imported less, respectively, in the period. However, Brazilian exports revenues in dollars reached a significant growth, 58% in chicken; 38% in pork and 25% in beef, with better average prices.

Domestic Consumption: Real accumulated personal incomes from January to August 2008 increased 2.8% compared with the same period in 2007 helping boost demand for foodstuffs. The Brazilian government statistics office (IBGE) reported an increase in employment by 4.1%, while take-home wages nationwide increased by 7%.

AC Nielsen data for 2008 shows that frozen meat products grew 2.9% and frozen pasta by 20.7%. Specialty meats increased 1.3%, frozen pizzas 5.0%, while the market for dairy products reported growth of 2.4% and margarines, a decline of 1.6%.

Raw Materials: The US 2008/09 corn and soybean crops are forecasted at about 309.9 million tons and 81.2 million tons, respectively based on USDA’s October 2008 published estimates, 6.7% less and 11.5% more, respectively, than the preceding crop. In Brazil, the 2007/08-corn crop is estimated at 58.6 million tons, 14% up on the previous crop according to the latest National Supply Council - Conab (October 2008) statistics, and 60 million tons for soybeans, 2.8% more than the 2006/07 crop.

In the first nine months of 2008, corn prices on the domestic market were 29% higher than the same period in 2007, while soybeans reported an increase of 42%, according to FNP Institute figures. Despite good crop figures in Brazil, the leading factors that have recently been pumping up grain prices were: good domestic demand, the continuing impact of low worldwide inventory in gains; high mineral oil and vegetable oil (biofuels) prices; growth in demand for commodities in excess of production and continual speculation on the part of commodities funds in this market contributing to extreme volatility.

Data published by the Center for Advanced Studies in Applied Economics — CEPEA shows that the average prices for milk paid to Brazilian producers accumulated a year-on-year increase of 16.7% from January to September 2008. CEPEA statistics also reveal that live cattle prices in the domestic market during the same period were 44% higher than the same period in 2007.

Spiraling raw material prices are now easing. This is a reflection of world food price inflation, which to a degree dictates demand. More recently the credit crunch in the USA has had an impact on several economies throughout the world. The key question has now switched to one

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION — CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 — PERDIGÃO S.A.	01.838.723/0001-27

08.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

of credit availability and the financial health of the banks. However, the Brazilian economy has been less impacted by recent events in  the financial markets and  will continue to be the case in the final quarter of the year.

INVESTMENTS

3Q 2008 - R$ 193.3 million	YTD 2008 - R$ 2,287.4 million

Third quarter investments totaled R$ 193.3 million, 32.7% less than for the same period  in 2007, although in line with the Company’s growth plans. Total capital expenditures for the period January to September 2008 were R$ 2.3 billion — 303.6% higher. This reflected the Eleva, Plusfood and Cotochés acquisitions, which amounted to R$ 1.8 billion — 77.6% of total investments for the year to date.

The remaining 22.4% of investments in permanent assets was dedicated to projects for enhancing efficiency and for improvements in regional operations in the Midwest (Rio Verde-GO, Nova Mutum-MT, Mirassol D’Oeste-MT); South (Videira-SC, Capinzal-SC, Marau-RS, Carambei-PR), as well as at the Distribution Centers in São Paulo, Goiás, Pernambuco and Bahia, and in information technology. Investments were also made in the new projects announced by the Company both for the meats and milk products activities, the principal being:

Bom Conselho agroindustrial complex — state of Pernambuco — In line with the September 2007 announcement to build the new agroindustrial complex, construction work continues to run to plan with a forecasted investment of R$ 280 million, divided between fixed and working capital. A total of R$ 170 million has been allocated for investment in permanent assets. Of this amount, 30% has already been expended so far this year. The complex involves the construction of a processing unit for specialty meats and another for dairy products. The first module is expected to come on stream in the first half of 2009, at 50% of the expected total installed capacity for dairy processed products.

Agroindustrial complex — specialty poultry — Mineiros — state of Goiás — The purpose-built agroindustrial complex for processing specialty poultry — turkeys - is now operating at its full

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

capacity of 81 thousand tons of processed products in accordance with the original plans for this stage of the project. More than two thirds of the output will be exported.

Distribution Centers — Embu (state of São Paulo) and Rio Verde (state of Goiás) — Construction of the first phase of the Embu Distribution Center (DC)  has been concluded consisting of three storage environments for frozen, chilled and dry foodstuffs. The Distribution Center is to be responsible for storage and distribution to the entire Southeast region of Brazil. It will use the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandize. Work on the second phase is already in progress for the installation of the transelevator system involving robotic inventory processing.  The Rio Verde mega DC is a similar project to São Paulo, conclusion scheduled for December 2008.

An additional R$ 54.9 million was invested during the quarter and R$ 157.9 million for the year in poultry and hog breeding stock, equivalent to an increase of 77.8% and 75.1%, respectively, in the quarter and the accumulated nine-month period against the same period 2007.

OPERATING PERFORMANCE

Production — Poultry and hog/cattle slaughtering increased by 41% and 27.1% respectively in the quarter and 37.8% and 24.7% for the first nine months of the year, a result of the Company’s drive for organic growth and reflecting the incorporation of the new businesses. This enhanced activity resulted in growth in output of meat-based products of 40.9% for the quarter and 39.9% for the accumulated period 2008. Dairy product volume grew 282.4% in the quarter and 285% in the year to date thanks to strong output of milk and dairy processed products from the Eleva and Cotochés businesses as well as the result of production to order agreements signed with CCL in São Paulo and CCPL in Rio de Janeiro. Greater production capacity at Batávia also contributed to this improvement. Growth in other processed products takes into account acquisitions and the strategic alliance in the margarine segment concluded at the end of August 2007. There was also significant growth in other lines such as pastas, pizzas and frozen vegetables.

PRODUCTION	3Q08	3Q07	% Ch.	YTD 08	YTD 07	% Ch.
POULTRY SLAUGHTER (million heads)	222.4	157.7	41.0	645.8	468.8	37.8
HOG/ CATTLE SLAUGHTER (thousand heads)	1,243.2	978.4	27.1	3,536.4	2,835.6	24.7
PRODUCTION (thousand tons)
MEATS	532.2	377.6	40.9	1,532.3	1,094.9	39.9
DAIRY PRODUCTS	311.7	81.5	282.4	925.8	240.4	285.0
OTHER PROCESSED PRODUCTS	24.3	8.3	192.4	71.2	23.6	201.5
FEED AND PREMIX (thousand tons)	1,353.4	996.2	35.9	3,982.6	2,898.3	37.4
ONE-DAY CHICKS (milion units)	223.5	169.0	32.2	669.8	497.5	34.6

Domestic Market — The domestic market recorded R$ 2 billion in sales, 88% up, generated by a quarter-on-quarter increase of revenues from meats, 47.1%; dairy products, 247% and other processed products, 45.9%.

Meats — Accounting for 51.7% of domestic market sales, the meats business grew 28.7% in volume. The higher value-added elaborated/processed products rose 33.4% in revenue and

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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

10.8% in sales volume. Average prices increased 19.3% against higher average costs of 29.7% during the quarter. This performance was largely a reflection of improved disposable incomes driving increased consumption of industrialized and frozen products. Processed meat products rose 26.4% in revenues and sales volume by 13.4% in the first nine months of 2008, the operating result being the highlight of this market.

However, a 174.8% rise in sales and 192.9% in in-natura products, particularly poultry and pork following the merger of Eleva, still caused some pressure on domestic market margins. Costs during the quarter continued to impact the production chain despite a favorable trend toward a reduction in international prices for the principal raw materials. In addition, the costs of poultry production were inflated with the consolidation of the plant in Bahia (previously owned by Eleva), a region where there is no grain production and which is dependent on transportation of these inputs from elsewhere or acquisition through government auctions. We are revamping Eleva’s productivity processes to improve these indicators and gradually modify the existing product mix which is more exposed to commodity price volatility.

Dairy Products — Dairy products were responsible for 35.3% of domestic sales, posting a growth of 247% in sales revenue and 381.3% in sales volumes for the quarter. For the accumulated nine-month period the increase was 235.4% in sales revenue and 300.3% in volumes.

Milk sales, including long-life (UHT), pasteurized and powdered milks, were up by 597.7% and 762.5% in sales volume, a result of the acquisition of Eleva Alimentos, Cotochés as well as additional production following the signing of agreements with CCL and CCPL. The UHT market was significantly impacted during the quarter due to a 20% increase in supplies and stability in demand. The resulting surplus supplies on offer triggered a sharp fall in quarter-on-quarter prices of around 30%. While we have been adjusting volume output and are successfully managing to reduce catchment costs, margins remained squeezed, the segment accounting for 9% of total sales. There is also oversupply in the powdered milk market due to surplus world production and low prices.

Processed dairy products registered an increase of 97.1% in sales revenue and 76.4% in quarterly volume against a 12.5% average price increase. This partially compensated for average production costs, which declined gradually during the course of the period, also contributing to an amelioration of difficulties in the milk sales market.

Other processed products — pastas, pizzas, margarines, frozen vegetables, cheese bread and the soybean-based vegetarian line, among others — increased 45.9% in sales revenue and 52.5% in volume with the inclusion of margarine products since August of last year. Operating margins were in line with the overall product segments. The year-on-year decline in average prices reflects the change in product mix with the introduction of margarine products which make a useful addition to the portfolio’s contribution margin.

Representing 63.8% of total domestic market sales, processed products — the focal point of the Company’s strategy - registered a growth of 45.2% and 26.6% in sales revenue and volume, respectively, during the quarter and helping to support operating margins. The relative decline

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01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

in processed products as a share of Perdigão’s total business is due to increased sales volume of in-natura meats and milks.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	3Q08	3Q07	% CH	3Q08	3Q07	% CH
MEATS	203.6	158.2	28.7	1,080.2	734.4	47.1
IN NATURA	45.6	15.6	192.9	195.5	71.2	174.8
POULTRY	35.3	12.2	189.2	142.4	54.5	161.3
PORK/BEEF	10.3	3.4	206.0	53.1	16.6	219.0
ELABORATED/PROCESSED (MEATS)	158.0	142.6	10.8	884.6	663.2	33.4
DAIRY PRODUCTS	314.3	65.3	381.3	738.0	212.6	247.0
MILK	250.3	29.0	762.5	444.4	63.7	597.7
DAIRY PRODUCTS/ JUICE/ OTHERS	64.0	36.3	76.4	293.5	149.0	97.1
OTHER PROCESSED	26.4	17.3	52.5	155.1	106.3	45.9
SOYBEAN PRODUCTS/ OTHERS	56.3	48.9	15.2	117.3	58.4	101.0
TOTAL	600.6	289.7	107.3	2,090.6	1,111.8	88.0
PROCESSED	248.5	196.2	26.6	1,333.3	918.5	45.2
% TOTAL SALES	41.4	67.7		63.8	82.6

DOMESTIC MARKET	YTD 08	YDT 07	% CH	YTD 08	YDT 07	% CH
MEATS	597.4	459.2	30.1	2,957.0	2,134.1	38.6
IN NATURA	128.5	45.9	180.3	517.0	204.2	153.2
POULTRY	97.1	36.6	165.3	369.7	161.5	128.9
PORK/BEEF	31.4	9.3	239.6	147.3	42.7	245.2
ELABORATED/PROCESSED (MEATS)	468.9	413.4	13.4	2,440.0	1,929.9	26.4
DAIRY PRODUCTS	836.6	209.0	300.3	2,091.6	623.6	235.4
MILK	653.6	95.8	582.2	1,265.2	183.4	589.7
DAIRY PRODUCTS/ JUICE/ OTHERS	183.0	113.2	61.7	826.3	440.2	87.7
OTHER PROCESSED	78.4	36.0	117.5	449.1	244.7	83.5
SOYBEAN PRODUCTS/ OTHERS	165.3	134.0	23.3	328.1	169.4	93.6
TOTAL	1,677.7	838.3	100.1	5,825.7	3,171.8	83.7

PROCESSED	730.3	562.6	29.8	3,715.5	2,614.7	42.1
% TOTAL SALES	43.5	67.1		63.8	82.4

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Market Share - %

Fonte: AC Nielsen

Marketing campaigns were run to consolidate brand loyalty for Batavo dairy products including the Pense Light line as well as the Elegê brand.

Distribution Channels*

(in sales revenue)

YTD 08	YTD 07

* Data not including Eleva

Exports —  Demand for Brazilian protein remained strong, translating into a good export performance, reducing the impact of increasing costs, and improving margins.

Export revenues grew 70% while volume was up 46.7% during the quarter. For the nine-month period from January to September 2008, revenues generated by sales to the overseas market rose 60.6% and 42.5% in terms of volume. Sales were strong in some of the Company’s principal markets, notably Middle East, Far East, Eurasia, Africa and South America.

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Revenues from the meats business accounted for 97.6% of exports with sales 66.2% more in revenue terms and 44.9% in volume. Export volumes of processed products grew 47.7%, also incorporating business generated by the Plusfood acquisitions. In-natura poultry and pork meat exports rose 44.3% in the quarter, now incorporating the commercial activities of Eleva.

Dairy product exports amounted to R$ 31.3 million in revenues, equivalent to 3.9 thousand tons, largely in the form of powdered milk, cheese and butter, and significantly up in the quarter compared with the second quarter.

Processed product exports grew 43.6% in revenues and 49.1% in volumes, representing 20.3% of total exports.

Thanks to the negotiation of longer term contracts to diminish the gap opened up by the major increase in raw material costs compared with 2007, average prices reported an increase of 7.8% in US dollars-FOB terms in the quarter compared with the second quarter and a 32.7% year-on-year increase. In the light of the gradual recalibration of prices and the devaluation of the Real against the US dollar in the quarter, the Company partially diluted the increase in principal raw material costs, although these continued to have an impact on margins. Average prices in Reals increased by 14.8% against higher average costs of 22% compared with the same quarter in 2007.

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

	THOUSAND TONS			R$ MILLION
EXPORTS	3Q08	3Q07	% CH.	3Q08	3Q07	% CH.
MEATS	300.2	207.2	44.9	1,363.7	820.3	66.2
IN NATURA	248.8	172.5	44.3	1,086.4	624.4	74.0
POULTRY	210.9	139.4	51.3	854.5	488.1	75.1
PORK/BEEF	37.9	33.1	14.6	231.9	136.3	70.2
ELABORATED/PROCESSED (MEATS)	51.4	34.8	47.7	277.2	195.9	41.5
DAIRY PRODUCTS	3.9	—	—	31.3	—	—
MILK	3.2	—	—	27.3	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	0.6	—	—	4.0	—	—
OTHER PROCESSED	0.4	0.4	7.8	1.9	1.3	45.5
TOTAL	304.5	207.7	46.7	1,396.9	821.6	70.0
PROCESSED	52.4	35.2	49.1	283.2	197.2	43.6
% TOTAL SALES	17.2	16.9		20.3	24.0

EXPORTS	YTD 08	YTD 07	% CH.	YTD 08	YTD 07	% CH.
MEATS	854.9	607.2	40.8	3,674.2	2,336.3	57.3
IN NATURA	710.5	498.4	42.5	2,859.0	1,764.0	62.1
POULTRY	604.2	408.5	47.9	2,276.4	1,371.2	66.0
PORK/BEEF	106.2	89.9	18.1	582.6	392.8	48.3
ELABORATED/PROCESSED (MEATS)	144.4	108.8	32.7	815.2	572.3	42.4
DAIRY PRODUCTS	10.5	—	—	80.6	—	—
MILK	7.8	—	—	62.4	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	2.7	—	—	18.2	—	—
OTHER PROCESSED	1.1	1.1	7.4	4.6	4.4	4.5
TOTAL	866.5	608.2	42.5	3,759.5	2,340.7	60.6
PROCESSED	148.2	109.8	34.9	838.0	576.8	45.3
% TOTAL SALES	17.1	18.1	—	22.3	24.6	—

Performance of the leading export markets:

•              Europe — Exports increased 24.5% and sales volume by 27.7%, also supported by the incorporation of Plusfood’s business volumes. However, demand from the European market’s industries for imported frozen products remains lethargic. Although still fully supplied by higher domestic production of locally produced chilled products — for which the European consumer has a greater preference - this market is also seeing growing demand for protein, which could positively impact our sales of chicken items.

•              Middle East — The region recorded a significant growth of 89.7% in revenues and 57.3% by volume in the third quarter, the market seeing stronger demand from various countries. We were also able to secure a greater market share through the incorporation of Eleva’s business volume.

•              Far East — Export revenues were up by 55.9% and volumes by 27.4%,  the Japan being a particularly important market in the third quarter and reporting buoyant demand, a reflection of reduced imports of cooked products from China. Oversupply from Brazilian producers is increasing inventory, circumstances which could be reflected in future orders, especially during 2009.

•              Eurasia — Output from authorized pork- and beef-processing units was incorporated in our export business to this region, principally Russia, where there has been important demand for animal protein. Prices have improved with the approaching winter and year-end celebrations. Sales increased by 82.9% while volume was up 18.6%.

•              Africa, the Americas and Other Countries — We continue to see good demand for whole chicken and other animal protein, particularly beef, allowing us to pass on costs to prices

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

in these markets. The region reported significant growth of 209.2% in export revenues and 149.4% by value. The leading markets were Angola, Egypt and Venezuela.

Exports by Region

(% net sales)

YTD 08	YTD 07

We concluded the entire integration of our UK acquisition, Plusfood, with Perdigão’s processes in the European market, implementing the SAP R-3 system for the sales, finance and logistics areas, allowing joint distribution. We have consolidated the logistics, sales and finance teams as well as eliminating an overlapping corporate structure. We also implemented a new line in fresh breaded products, establishing a bridgehead in the large and profitable United Kingdom market. We are also in the process of installing a further production line in sliced items.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

We ended the quarter posting net sales 83.3% higher than the same period in 2007 and amounting to R$ 3 billion, driven by the planned organic growth in our chosen markets and by the consolidation of recent acquisitions and partnerships. Results for this item also reflected improved prices necessary to offset the impact of rising costs.

Domestic market sales were R$ 1.7 billion and exports, R$ 1.4 billion, a growth of 96.2% and 69.8%, respectively. Domestic business accounted for 54.8% of total net sales and exports, the remaining 45.2%.

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Breakdown of Net Sales (%)

DS — Domestic Sales                                       E — Exports

In spite of significant growth in higher value-added products of 44.9% in sales revenue and 30% in volume in the quarter, and 42.7% in sales revenue and 30.6% in volume for the nine-month period, the relative share of processed products both to the domestic and also export markets posted a decline. This was due to the greater exposure to poultry-, pork- and milk-based commodity products following the merger of Eleva with Perdigão.

Net sales increased 76.9%, equivalent to R$ 8.3 billion for the first nine months of 2008, a growth of 92.8% in the domestic market and 60.4% in exports, incorporating positive performance in these markets as well as in the new business operations.

Cost of Sales

The cost of goods sold continued to be impacted by an increase in price and consumption of raw materials — corn and soybean meal -, the costs of which increased by 29% and 51% year-on-year in the third quarter. However, these inputs have been reporting gradual declines in price in the third quarter compared to the second quarter due to falling international commodity prices and increased corn supplies following the second and smaller of the two annual crops in Brazil. Beef is another animal protein which has posted rising costs.

Milk, a basic raw material in the cost structure of dairy products, recorded a fall in catchment prices in relation to the preceding year and the second quarter of 2008.  This partial downward adjustment in prices was from a high level that had been inflated by stronger demand from producers, especially for the manufacture of long-life milk (UHT).

In addition, the impact of other costs such as those of secondary materials, packaging, freight and labor — principally due to annual salary adjustments — contributed to the increase of 102.3% in the cost of goods sold for the quarter, and proportionally higher than growth in net sales. As a result, the cost of sales increased to R$ 2.4 billion against R$ 1.2 billion in 2007.

Given the intense volatility in the international prices of commodities plus the extended production chain with an average cycle of about three months, the Company’s cost of sales increased from 70.2% to 77.4% (720 basis points above the same quarter in 2007). However, there was a quarter-on-quarter decline in

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

this item of 60 basis points. For the accumulated period 2008, the cost of sales rose 91%, increasing from 72% to 77.8% of net sales.

Gross Margin and Gross Profit

As a result of the strong sales performance in our chosen markets together with the new acquisitions, we were able to report an increase in Gross Profit for the quarter, rising from R$ 494.7 million to R$ 686.2 million. For the accumulated period from January to September 2008, Gross Profit totaled R$ 1.8 billion against R$ 1.3 billion, 40.3% higher. Due to higher production costs, gross margin fell from 29.8% to 22.6% in the quarter and from 28% to 22.2% for the first nine months of 2008.

Operating Expenses

Operating expenses rose by 310 basis points, also increasing in relation to the preceding quarter, and amounting to 16.9% of net sales for the third quarter 2008 against 20.1% in the same period in 2007 and 17.3% in the second quarter 2008 thanks to higher sales volume and diversification of the businesses. This was in spite of increases in variable commercial expenses in the shape of higher costs of freight, warehousing and port overheads.  For the accumulated nine-month period, operating expenses were 49.7% higher, representing 17.4% of net sales, also representing an improvement of 320 basis points.

In line with the capture of synergies following the merger of the acquisitions, the revision and reduction of expenses are critical to the savings forecast following the implementation of the SAP system. The system has already been unveiled with the first module being successfully installed in the Company’s meat operations in the state of Rio Grande do Sul. The completion of this project is forecasted for the beginning of 2009 and will result in the capture of important synergies in distribution and logistics. Procedures will thus be improved together with the integration of product lines and the customer base as well as the benefits that will accrue to the administrative operating processes to be centralized at the Perdigão Services Center.

Operating Income and Operating Margin

As management had already envisaged, we have successfully improved our operating margins, gradually reducing significant divergence between trends in costs and prices resulting from turmoil on the international markets. The operating income in the quarter was R$ 171.4 million, a 6.3% increase with an operating margin at 5.6% against 4.8% in the second quarter. For the year to date, operating income improved by 14.1% to R$ 397.0 million, the operating margin recording 4.8%.

Financial Results

Our financial operations have always been conducted on the basis of a structured policy strictly for meeting the needs of our businesses. This gives us the capacity to raise the necessary resources to grow the Company and its operations and to rigorously manage the risks of financial operations in order to avoid negative impacts on our shareholders from operations outside the exclusive context of our activities.

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

During the quarter there was a change in the foreign exchange scenario, the result being a 20% devaluation of the real in relation to the dollar at the end of the third quarter in relation to the second. The effect of this impact on our foreign exchange exposure of approximately US$ 700 million (to which the Company’s policy of maintaining a natural hedge of approximately three months of export revenues is linked) was R$200.9 million in financial expenses and directly devaluation-related - albeit not involving any cash disbursement. The compensation for this foreign exchange effect will be fully covered by exports. Indeed, these expenses have already been partially recovered in the third quarter itself and the remainder will be offset against revenues accruing from exports in the fourth.

Net financial expenses were thus R$ 244.0 million in the quarter against R$ 20.8 million in the same period last year. For the first nine months of 2008, financial expenses amounted to R$ 246.5 million, a 584% increase.

The Company incorporates all US dollar linked assets and liabilities in its net exposure. At the end of the quarter, this amounted to US$ 686.9 million, covered by the Company’s natural export hedge, the remainder being protected through financial instruments such as Non-Deliverable Forward (NDF) and Swap operations as well as operations on the BM&F.

In the face of the turbulence caused by the crisis originating in the United States and the resultant credit crunch, the Company wishes to reiterate that its net financial position is a comfortable one. It has extended the terms of its short-term debt with an appropriate maturity profile, payments being scheduled at the end of 2008 and through 2009.

Net debt (total gross debt less money cash investments), increased by 181.4%, representing R$ 3 billion, 90% of which is long term. The focus on capital expenditures and acquisitions, necessary to the Company retaining a competitive position in the market, has meant greater recourse to loans. This reflects increased investments in working capital together with reduced cash generation in the first half of 2008. This in turn was a function of worldwide pressure on costs of major raw materials despite Perdigão’s good sales performance. As a result, the ratio of net debt to EBITDA was 3.49 times.

DEBT	ON 09/30/08			ON 09/30/07
R$ Million	CURRENT	NONCURRENT	TOTAL	TOTAL	% CH.
LOCAL CURRENCY	425.0	454.6	879.6	596.1	47.6
FOREING CURRENCY	860.7	2,311.2	3,171.9	1,227.7	158.4
GROSS DEBT	1,285.8	2,765.8	4,051.6	1,823.8	122.2
CASH INVESTMENTS
LOCAL CURRENCY	508.2	0.2	508.3	577.1	(11.9)
FOREING CURRENCY	496.3	29.8	526.1	174.4	201.6
TOTAL CASH INVESTMENTS	1,004.5	30.0	1,034.4	751.5	37.6
NET ACCOUNTING DEBT	281.3	2,735.8	3,017.2	1,072.2	181.4

EXCHANGE RATE EXPOSURE - US$ MILLION			(686.9)	(270.4)	154.0

Other Operating Results

This item amounted to R$ 103.5 million in the first nine months of 2008 and R$ 49.9 million in the quarter, the Other Operating Results account principally reflecting the goodwill applicable for appropriation for the period and reflecting the Company’s acquisitions.

Income Tax and Social Contribution

In the light of the values amortized and attributed to goodwill on acquisitions for fiscal year 2008, as well as the currency translation effect of the devaluation on financial expenses and

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

appropriated interest on shareholders’ equity, income tax for the period was a positive R$ 63.9 million against a negative R$ 58.7 million for the same period in 2007.

Net Income and Net Margin

In spite of our good operating performance, the Company reported a net loss for the quarter of R$ 52.4 million, the result of the appreciation in the US Dollar against the Real, reflected in financial expenses, and the value amortized and attributed in the quarter to goodwill on acquisitions. The net income for the accumulated nine months was R$ 74.5 million against R$ 223.8 million reported in 2007, representing a decline of 66.7%.

EBITDA

Our strategic view of sustained growth feeding through to real added value is already apparent from the additional cash generation - in spite of the adverse trading conditions resulting from the turmoil in the international financial markets. Operating cash generation (as measured by EBITDA) was R$ 274.9 million, 20.7% higher and a nominal gain of R$ 41.7 million in the quarter. The EBITDA margin was 9%. For the accumulated nine-month period, EBITDA amounted to R$ 694.5 million, a 23.5% increase and corresponding to an EBITDA of 8.3% against 11.9% in 2007 and a R$ 132.2 million incremental cash generation.

EBITDA - R$ Million	3Q08	3Q07	Ch. %	YTD 08	YTD 07	Ch. %
NET INCOME	(52,4)	90,2	—	74,5	223,8	(66,7)
NON CONTROLLING SHAREHOLDERS	0,1	3,7	(98,0)	0,3	4,7	(93,3)
EMPLOYEES / MANAGEMENT PROFIT SHARING	9,3	6,9	35,7	16,9	15,2	11,3
INCOME TAX AND SOCIAL CONTRIBUTION	(85,4)	31,4	—	(63,9)	58,7	—
NONOPERATING INCOME	5,9	4,2	41,3	19,2	10,2	87,6
NET FINANCIAL	244,0	20,8	1.073,3	246,5	36,0	584,1
DEPRECIATION, AMORTIZATION AND DEPLETION	153,5	70,6	117,4	401,0	213,7	87,7
= EBITDA	274,9	227,7	20,7	694,5	562,3	23,5

SHAREHOLDERS’ EQUITY

Corporate Restructuring- At its meeting on April 30 2008, the Ordinary and Extraordinary General Meeting approved the merger of the wholly owned subsidiary, Eleva Alimentos S.A. into the Perdigão S.A. holding company. The merger is part of a process of reorganization for simplifying Perdigão’s corporate structure, representing gradual gains in synergies through the consolidation of company activities with consequent savings in financial and operational costs as well as the rationalization of processes.

Amortization of Goodwill - Pursuant to the publication of the material fact of January 5 2009 and the ruling of the Brazilian Securities and Exchange Commission in Official Letter CVM/SEP/GEA-2 020/2009, the Company has proceeded to reverse the entry fully amortizing the goodwill premiums in the gross amount of R$ 1,4 billion, net of the installments for

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Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

goodwill maintained in the 2008 financial statements, with respect to the acquisition of investments and amortized at the time of the incorporations in 2008 in line with the material fact published on April 11. Consequently, the reversal of the entry was made in the second quarter in lieu of the full amortization appropriated, accordingly now amended and rebooked to the accounts together with this information for the third quarter.

The accounting and fiscal treatment will be executed according to currently prevailing practices and avoiding alterations to dividend rights or any other shareholder rights.

Thus the amount of R$ 1,4 billion, with respect to the goodwill on acquisitions based on forecasts of results for future fiscal years, has been booked to Non Current Assets under the ‘Intangible’ item and will be subject to annual evaluation using the impermanent test (non recoverable).

Shareholders’ Remuneration — On August 29 2008, shareholders received a payout corresponding to a gross R$ 0.25 per share as per resolution of the Ordinary and Extraordinary General Meeting for remunerating shareholders in the form of interest on capital with the appropriate retention of withholding tax at source according to the current legislation.

Shareholders’ Capital — On September 30 2008, shareholders’ capital was R$ 4.2 billion, representing a 29% increase on the figure for December 31 2007.

Risk Management  — The Company maintains a rigid risk monitoring and management process, details of which are to be found in the explanatory note to the Financial Statements.

STOCK MARKET

Set against a background of turmoil in the international markets, the Company’s share and ADR performance was significantly affected in line with the assets of other listed companies worldwide.   The shares under the PRGA3 symbol in the quarter reported a depreciation of 15.8%, although less than the decline reported for the leading Brazilian stock indexes. Perdigão’s ADRs - PDA lost 28.2% — a larger decrease due to the currency fluctuations during the quarter. The Company’s securities have accumulated a decline of 17.8% and 20.5%, respectively for the shares and ADR’s for the first nine months of the year.

On a one-year comparative basis, the loss is less as the following graph shows:

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

3th Quarter 2008: US$ 29,1 MILLIONS/DAILY - 56% HIGHER

YTD 2008: US$ 30,5 MILLIONS/DAILY - 105% HIGHER

In spite of the adverse scenario, long-term investors adopting a fundamentalist strategy and able to visualize a scenario beyond the current one of market meltdown, continue to show confidence in the Company. Perdigão reported average daily financial turnover on the São Paulo (Bovespa) and New York (NYSE) stock exchanges of US$ 29.1 million in the quarter,  56.4% more than the same period in 2007. Average daily turnover for the first nine months was US$ 30.5 million, 105% up on the same period in 2007.

PRGA 3	3Q08	3Q07	YTD 08	YTD 07
SHARE PRICE - R$*	36.40	39.99	36.40	39.99
TRADED SHARES (VOLUME)	54.7 million	48.5 million	163.6 million	138.2 million
PERFORMANCE	(15.8)%	9.6%	(17.8)%	33.4%
BOVESPA INDEX	(23.8)%	11.2%	(22.5)%	36.0%
IGC (BRAZIL CORP. GOV. INDEX)	(25.8)%	9.9%	(30.5)%	34.8%
ISE (CORP. SUSTAINABILITY INDEX)	(18.4)%	7.3%	(17.5)%	24.4%

PDA	3Q08	3Q07	YTD 08	YTD 07
SHARE PRICE - US$*	39.14	43.91	39.14	43.91
TRADED ADRS (VOLUME)	12.3 million	7.2 million	31.2 million	16.2 million
PERFORMANCE	(28.2)%	14.9%	(20.5)%	59.3%
DOW JONES INDEX	(4.4)%	3.6%	(18.2)%	11.5%

* Closing Price

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Shares performance compared with Bovespa Index	ADR Performance compared with Dow Jones Index

Physical trading volume in company shares rose 18.3% and ADRs by 92.6% for the accumulated nine-month period. Turnover in Perdigão’s shares represent 37.3% of the food sector’s turnover on the Bovespa and 40.6% of the industry’s operations in ADRs  on the NYSE. The Company continues to report a good performance in relation to its direct competitors as well as the market as a whole, a reflection of its high level of corporate governance and well-honed sustainability strategy.

SOCIAL BALANCE

Perdigão ended the quarter with a payroll of 58.5 thousand direct employees. This is 32.5% more than reported for the preceding year. It corresponds to an additional 14.3 thousand employees following the Eleva, Plusfood and Cotochés mergers and additional hirings in line with the Company’s organic growth. Net sales per employee/year increased 33.6% and there was a 40.3% improvement in productivity.

Main Indicators	09.30.08	09.30.07	% Ch.
NUMBER OF EMPLOYEES	58,485	44,152	32.5
NET SALES PER EMPLOYEE/YEAR - R$ thousands	190.0	142.3	33.6
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.8	41.2	40.3

Perdigão allocated R$ 140.9 million — 53% more for the year - in funds principally for nutrition, private pension plan, healthcare, education, skills upgrading and training, and transportation. In addition, investments in the environment amounted to a further R$ 25 million, 76% more than in the same period last year.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Added Value Distribution

R$ million

Added Value Distribution	YTD 08	YTD 07
Human Resources	958,2	678,4
Taxes	968,0	785,6
Interest	628,6	44,3
Retention	(1,9)	186,3
Dividends	76,4	37,5
Minority Interest	0,3	4,7
Total	2.629,6	1.736,8

Trainee Program — seeks to identify young talent to pursue a career in the Company, thus ensuring the sustainability of the business and the future of Perdigão. The program enjoys a high success rate, registering no desistence either on the initiative of the participants themselves or the Company, a sign of the dedication and commitment involved. Over the course of 2008 the trainees completed a development program and have had the opportunity for immersion in the corporate culture, preparing them to take up positions in the Company. We have begun the Trainee Program 2009, with a growth of more than 70% in the total number of candidates and an increase of 5 in the number of places on the program, the 2009 version now totaling 20 individuals.

PROHAB — Housing Program — Perdigão is aware of its role as a catalyst for social development and with this in mind, has established PROHAB — Perdigão Housing Program. The program is designed to help employees buy their own homes. Since its establishment in 1997, PROHAB has already delivered 608 homes. In October 2008, it is due to deliver the Novo Horizonte gated community with 271 houses in Nova Mutum (MT). The Company has also begun work on 64 apartments in Videira (SC), 112 apartments in Marau (RS) and the project for building 192 apartments in Carambeí (PR). By 2010, a further 639 homes will have been delivered to the employees.

The Integration Games — These were created to stimulate access to culture, improve sporting prowess, integration and promotion of employee well being and to stimulate fraternization among the communities where the Company has its business. The Perdigão Integration Games are a corporate promotion, supported by the Cultural Incentive Law (the Rouanet Law) and represents the largest cultural and sporting event in the Brazilian corporate sector. In November 2008 in Carambeí (PR), the Company is to hold the 13th event of this type, previously known as the Perdigão Olympics. This year, more than 1,300 employee athletes will gather in a spirit of healthy competition involving 20 different kinds of sporting activities. In addition to this, the event will promote the integration of employees’ families and the community in general. Attendees will be able to watch a grand opening show with well-known artists as well as accompany all the sporting competitions.

Sustainable Management — Approved by the Inter-Ministerial Commission on Climate Change, one more important step was taken in the development of the Sustainable Suinoculture Program. Begun in 2006, the project is one of the Perdigão Sustainability Institute’s priorities. The purpose is to reduce the environmental impacts of manure from hog farming. The Brazilian Economic and Social Development Bank (BNDES) supports this project which has a target of reducing CO² emissions by 1.8 million tons.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Exame Magazine Sustainability Guide — Perdigão was classified as one of the model companies in the 2008 edition. This edition has been updated to include the sustainability concept in its methodology, based on three dimensions: environmental, social and financial/economic. Aspects such as strategy, commitments and practices in all these fields, including questions such as transparency and conduct in relation to bribery and corruption were evaluated.

CORPORATE GOVERNANCE

Awards — Perdigão received the Silver Award for the Best Listed Companies for Shareholders, granted by Capital Aberto magazine in the Market Capitalization between R$ 5 and 15 billion category. A total of 86 companies were analyzed.

The ranking was prepared and executed in partnership with Consultoria Stern Stewart and under the guidance of Professor Alexandre di Miceli da Silveira, executive coordinator for FIPECAFI’s Center for Studies in Corporate Governance. The criteria analyzed are liquidity, the Company’s economic return (variation of EVA between 2006 and 2007), economic return on the share (Total Shareholder Return — Cost of Capital), Corporate Governance and Sustainability.

Perdigão was also awarded a further accolade: Value Creation — Food Sector — 2007 edition, awarded by Abrasca (Brazilian Association of Listed Companies).

Diffused Control — Equal Rights

Base: 09.30.08

Number of Common Shares: 206,958,103

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Capital Stock: 3.4 bilion

Sustainability — On August 18, Perdigão commemorated the 74th year since its foundation.  With the involvement of all, we believe that it is possible to harmonize sustainability supported on three pillars: economic-financial, social and environmental. Our work in the Company is focused on sustainability and the enhancement of our intangible assets — major competitive differentials which contribute strongly towards meeting our objectives.

Rating —  Perdigão has two corporate credit ratings: BB+ (OS), attributed by Standard & Poor´s and Ba1 — (ON) - Global Local Currency Corporate Family from Moody´s Investor Service.

Succession Plan — On October 28 2008, José Antônio do Prado Fay was elected as the Company’s new CEO in line with the succession plan announced in April. Fay has been appointed to replace Nildemar Secches, who has been the CEO of the Perdigão Companies since 1995. Secches will now focus on his activities as Chairman of the Board, a post he has held jointly with the CEO’s position since last year when the succession plan was announced.

Consultancy Fees — No disbursements of consultancy fees were made to the independent auditors during the year to date. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

OUTLOOK

As already indicated in the preceding quarter, we revised our growth objectives for 2008, aligning our operations to the realities of the current market and with a view to greater value-added results. In this context, we diverted some of our in-natura products to the external market and reduced our dairy product activities due to greater supplies of long-life milk on the market and a growing imbalance between supply and demand.

	PRO FORMA	PERDIGÃO COMPANIES
	CONSOLIDATED (1)	GROWTH (2)
OUTLOOK	2008	2008

TOTAL VOLUMES: Meat and other processed products (frozen and chilled products)	11%	37%
DOMESTIC MARKET	7%	30%
EXPORTS	15%	43%
DAIRY PRODUCTS	33%	310%
INVESTMENTS	R$ 0.6 billion	—
BREEDING STOCKS INVESTMENTS	R$ 140 million	—

(1)       Approximate growth assumption for 2008, considering the proforma consolidated numbers for Eleva and Plusfood in 2007.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(2)       Considering Perdigão’s consolidated growth in 2008 compared with 2007.

Our business focus is on foodstuffs. We have more than 2,500 different food products to meet the requirements of more than 90 thousand customers throughout Brazil, reaching 98% of the Brazilian population. We distribute our products to more than 110 countries. We have diversified the range of activities in meats, dairy products, margarines, frozen vegetables and other food products for offsetting risks and improving our results. We reiterate our commitment outlined in our mission statement to be part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world.

We believe it to be essential to look beyond the current adverse scenario spreading across the globe and impacting economies worldwide. Even in the current market turmoil, our determination and capacity, jointly with our stakeholders, to seek out the best opportunities and in line with our management discipline, long-term vision, profound knowledge of the markets and the food sector, will permeate our business. We consider this will enable us to add real value to our investors within the context of prudent and transparent management of the risks involving our business.

São Paulo, October 2008

Nildemar Secches	José Antônio do Prado Fay
Chairman of the Board of Directors	Chief Executive Officer

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

R$ Million

BALANCE SHEET

	09.30.2008	12.31.2007
ASSETS	9.964,5	6.543,3
CURRENT ASSETS	4.865,5	3.768,2
NONCURRENT ASSETS	5.099,0	2.775,1
PERMANENT	472,6	254,3
Investments	2,4	134,8
Property, Plant and Equipment	2.875,9	2.136,9
Intangible	1.590,3	—
Deferred Charges	157,8	249,1
LIABILITIES AND SHAREHOLDERS’ EQUITY	9.964,4	6.543,3
CURRENT LIABILITIES	2.648,9	1.941,3
LONG TERM LIABILITIES	3.145,9	1.376,1
MINORITY INTEREST	0,5	—
SHAREHOLDERS’ EQUITY	4.169,1	3.226,0
Capital Stock Restated	3.445,0	2.500,0
Reserves	653,5	726,0
Acumulated Losses	70,6	—

INCOME STATEMENT

	3Q08	3Q07	% CH
GROSS SALES	3.487,5	1.933,4	80,4%
Domestic Sales	2.090,6	1.111,7	88,0%
Exports	1.396,9	821,6	70,0%
Sales Deductions	(447,3)	(275,2)	62,5%
NET SALES	3.040,1	1.658,1	83,3%
Cost of Sales	(2.353,9)	(1.163,4)	102,3%
GROSS PROFIT	686,2	494,7	38,7%
Operating Expenses	(514,8)	(333,5)	54,4%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	171,4	161,2	6,3%
Financial Expenses, net	(244,0)	(20,8)	1073,3%
Other Operating Results	(55,8)	(8,2)	—
INCOME FROM OPERATIONS BEFORE TAXES	(128,4)	132,2	—
Income Tax and Social Contribution	85,4	(31,4)	(371,8)%
Employees / Management Profit Sharing	(9,3)	(6,9)	35,7%
Minority Interest	(0,1)	(3,7)	(98,0)%
NET INCOME	(52,4)	90,2	—
EBITDA	274,9	227,7	20,7%

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	September 30, 2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	09/30/2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM Nº 20/2009

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.01 – INTERESTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 - AFFILIATE/COLIGATE NAME	3 - GENERAL TAX PAYERS’ REGISTER	4 - NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY

7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD ON CURRENT QUARTER (Units)		9 - NUMBER OF SHARES HELD ON LAST QUARTER (Units)

01	PERDIGÃO AGROINDUSTRIAL S.A.	86.547.619/0001-36	Private Subsidiary	100,00	84,23
COMMERCIAL, INDUSTRIAL AND OTHERS			70,153,962		70,153,962

02	PERDIGÃO EXPORT LTD.	. . / -	Private Subsidiary	100,00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS			10,000		10,000

03	PDF PARTICIPAÇÕES LTDA.	08.747.353/0001-61	Private Subsidiary	1,00	0,00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

04	PSA PARTICIPAÇÕES LTDA.	08.519.312/0001-18	Private Subsidiary	10,00	0.00
COMMERCIAL, INDUSTRIAL AND OTHERS			10		10

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	09/30/2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM No 20/2009

01629-2 – PERDIGÃO S.A.

01.838.723/0001-27

16.01 –  OTHER RELEVANT INFORMATION

i) Shareholders’ composition of main shareholders, management and fiscal council on 09.30.08 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	74,548,677	36.02
Management:
Board of directors/executive officers	332,974	0.16
Fiscal Council	—	—
Treasury shares	430,485	0.21
Other shareholders	131,645,967	63.61
	206,958,103	100.00
Shares outstanding	131,645,967	63.61

(*) Shareholders are take part of Voting Agreement.

ii) Shareholders’ composition of main shareholders, management and fiscal council on 09.30.07 - UNAUDITED:

Shareholders	Common shares	%
Main shareholders (*)	75,224,936	45.33
Management:
Board of directors	307,018	0.18
Executive officers	—	—
Fiscal Council	—	—
Treasury shares	430,485	0.26
Other shareholders	89,994,713	54.23
	165,957,152	100.00
Shares outstanding	89,994,713	54.23

(*) Shareholders are take part of Voting Agreement.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	09/30/2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM No 20/2009

01629-2 – PERDIGÃO S.A.

01.838.723/0001-27

16.01 –  OTHER RELEVANT INFORMATION

iii) The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of September 30, 2008, is as follows:

Shareholders	Common shares	%
PREVI — Caixa Prev, Func, Bco Brasil (1)	29,290,261	14.15
PETROS — Fund, Petrobrás Seg, Soc, (1)	24,924,263	12.04
Fundo Bird (2)	15,015,867	7,26
Fund, Telebrás Seg, Social — SISTEL (1)	8,284,932	4,00
VALIA — Fund, Vale do Rio Doce (1)	7,695,352	3.72
FPRV1 Sabiá FI Multimercado Previd, (Ex, Fund,Inv,Tit,VM Librium) (3)	2,286,562	1.10
REAL GRANDEZA Fundação de A.P.A.S (1)	2,067,307	1.00
	89,564,544	43.28
Others	117,393,559	57.72
	206,958,103	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies and are parties to the Voting Agreement.

(2) Is not party to the Voting Agreement. Belongs to the Shan Ban Shun Family.

(3) Investment fund exclusively held by the by Fundação de Assistência e Previdência Social do BNDES — FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

iv) Shareholders’ composition of main shareholders, management and fiscal council on 09.30.08 - UNAUDITED:

Shareholders	Common shares	%
a) Controlling shareholders	74,548,677	36.02

b) Executive officers and Fiscal Council	332,974	0.16

b.1)  Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors — Direct participation	332,499	0.16
Executive Officers (*)	591	0
Fiscal Council	—	—

* One executive officers has 33,929 shares in Administrative Counsil

v) Free Float shares — UNAUDITED:

On 09.30.08 there were 131,645,967 common shares outstanding (free-floating), 63,61% of total issued.

vi) Compromissory Clause:

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Company’s Bylaws.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	09/30/2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM No 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

17.01 –  INDEPENDENT AUDITOR’S REVIEW REPORT

Independent Accountants’ Special Review Report

To the Board of Directors and Shareholders of

Perdigão S.A.

São Paulo - SP

1.               We have reviewed the Quarterly Financial Information of Perdigão S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2008, comprising the balance sheets, the statements of income, cash flows and added value and the management report, which are the responsibility of its management.

2.               Our review was conducted in accordance with the specific standards set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.               Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in the first paragraph for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including CVM Instruction 469/08.

4.               As mentioned in note 1, on March 23, 2009, the Company’s management, decided to restate the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2008 in compliance with the decision of the Brazilian Securities Commission - CVM Notice CVM/SEP/GEA-2/N° 020/2009 from January 16, 2009. Therefore, the Company recorded the necessary adjustments regarding the reversal of the full amortization of goodwill from Companies that had already been merged (reversal of the full amortization of goodwill, net of tax effects, from the caption “other operating income” to “intangibles” and “deferred income tax”, which will be amortized based on the time, extension and proportion of projected results) solving, as a consequence, the issue mentioned in paragraph 4 of our report previously dated October 27, 2008.

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION – CVM

ITR – Quarterly Information	09/30/2008	CORPORATE LAW

COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

Restatement by Exigency CVM No 20/2009

01629-2 – PERDIGÃO S.A.	01.838.723/0001-27

17.01 –  INDEPENDENT AUDITOR’S REVIEW REPORT

5.               As mentioned in note 3z, on December 28, 2007 Law 11,638 was enacted, with its effective date on January 1, 2008. This Law modified, amended and introduced new rules to the existing Corporate Law (Law 6,404/76) and resulted in changes to certain accounting practices currently adopted in Brazil. Despite the fact that the new Law is already in force, some changes required depend on the issuance of further normatization by local regulators, in order for them to be fully adopted by public companies. Therefore, in this transition phase, the Brazilian Securities Commission (CVM), through its Instruction 469/08, allowed the non-application of all rules of Law 11,638/07 in the preparation of Quarterly Financial Information. As a consequence, the accounting information included in the Quarterly Financial Information of the Company and its subsidiaries for the quarter ended September 30, 2008, was prepared in accordance with the specific rules set forth by the CVM and does not contemplate all changes to the accounting practices introduced by Law 11,638/07.

October 27, 2008, except for paragraph 4 above dated March 23, 2009

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original in Portuguese signed by	Original in Portuguese signed by

José Luiz Ribeiro de Carvalho	Charles Krieck
Contador CRC 1SP141128/O-2	Contador CRC 1SP212272/O-2